UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

[X] **Form C: Offering Statement**

[ ] **Form C-U: Progress Update:**

[ ] **Form C/A: Amendment to Offering Statement:**

    [ ] **Check box if Amendment is material and investors must reconfirm within five business days.**

[ ] **Form C-AR: Annual Report**

[ ] **Form C-AR/A: Amendment to Annual Report**

[ ] **Form C-TR: Termination of Reporting**

Name of issuer: Gameday, Inc.

Legal status of issuer:

Form:	Corporation
Jurisdiction of Incorporation/Organization:	DE
Date of organization:	12-05-2023

Physical address of issuer: 3466 Brookshire Dr Syracuse UT 84075

Website of issuer: https://GamedayEsports.com

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: COMMUNITY BOND, LLC

CIK number of the intermediary: 0001982194

SEC file number of intermediary: 007-00443

CRD number, if applicable, of intermediary: 327933

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

$6075 onboarding fee + 5% of raise amount. Refer to Exhibit A for a full explanation of fees.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: Revenue Sharing Bonds

Target number of securities to be offered: 100,000

Price (or method for determining price): $1.00

Target offering amount: $100,000

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): $1,200,000

Deadline to reach the target offering amount: January 31, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

Total Assets:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Cash & Cash Equivalents:	Most recent fiscal year-end:	$551	Prior fiscal year-end:	$0
Accounts Receivable:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Short-term Debt:	Most recent fiscal year-end:	$55,000	Prior fiscal year-end:	$0
Long-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Revenues/Sales:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Cost of Goods Sold:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Taxes Paid:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Net Income:	Most recent fiscal year-end:	$-55,551	Prior fiscal year-end:	$0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code

X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD	X	Quebec	A8
X	Kentucky	KY	X	Tennessee	TN	X	Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX	X	Yukon	B0
X	Maine	ME	X	Utah	UT	X	Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

GameDay, Inc..
_____
(Issuer)

/s/ Daniel Baldwin, CEO
_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Daniel Baldwin
_____
(Signature)

CEO, President, Treasurer, Director, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer.
_____
(Title)

February 1, 2024
_____
(Date)

/s/ Ian Coyne
_____
(Signature)

Chief Vision Officer, Secretary, Director
_____
(Title)

February 1, 2024
_____
(Date)

EXHIBIT A TO FORM C – OFFERING STATEMENT

February 1, 2024

GAMEDAY, INC.

Target Offering Amount of $100,000
Maximum Offering Amount of $1,200,000

Gameday, Inc. (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,200,000 (the "**Maximum Offering Amount**") of Revenue Sharing Bonds (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by one year from the date of this Offering Statement (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Potential purchasers of the Securities are referred to herein as "**Investors**," "**Purchasers**," or "**you**." In order to purchase the Securities, you must complete the purchase process through our intermediary, Community Bond, LLC (the "**Intermediary**"). All committed funds will be held in escrow with North Capital Private Securities Corporation (the "**Escrow Facilitator**") until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in whole or in part, in our sole and absolute discretion. We have the right to amend or terminate our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors(1)	Intermediary Commissions (2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$ 500	$ 25	$ 475
Target Offering Amount	$ 100,000	$ 5,000	$ 95,000
Maximum Offering Amount(4)	$ 1,200,000	$ 60,000	$ 1,140,000

(1)   This does not include any Investment Fees charged by the Company. The Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed.

(2)   This does not include Offering expenses paid to non-intermediary entities, such as marketing expenses, and accountant fees. In addition to the five percent (5%) fee shown here, the Intermediary will also receive a $5,000.00 onboarding fee. The Intermediary will be reimbursed for all expenses incurred by the Intermediary on behalf of the Company, including a $5 per Investor processing fee charged the Intermediary's technology provider, Escrow Fees, and all fees associated with the use of any credit card or alternative considerations processors.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is February 1, 2024.

TABLE OF CONTENTS

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ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our securities.

The Company

Gameday, Inc. is a newly formed Delaware corporation formed in December 2023 with its headquarters in Utah. GameDay, Inc envisions to build large venues facilitating gamified S.T.E.A.M. (science, technology, engineering, art, and mathematics) education spaces alongside gaming Esports arenas with aspirations of becoming an industry leader in Esports.

Capital Structure

The Company is authorized to issue 30,000,000 shares of common stock in two classes. As of the date of this offering, the Company has issued 9,200,000 shares of Class B Common Stock to its two founders, with 20,000,000 Class A shares and 800,000 Class B shares authorized but not yet issued. The Company may increase the number of authorized shares in each category or create additional categories of shares with the approval of its Board of Directors, which currently consists of its two founders.

Management

The Company is governed by a two member Board of Directors, currently consisting of the Company's two cofounders, who are elected or removed by a simple majority vote of the shareholders. Day to day operations are carried out by the Company's two officers, who are appointed by the Board of Directors and are currently the Company's two co-founders.

The Offering

Target (Minimum) Offering Amount	$100,000
Total Amount of the Securities to be Sold in Offering (if Target Offering Amount met)	100,000 (up to 1,200,000)
Maximum Offering Amount	$1,200,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	100,000 (up to 1,200,000)
Price Per Security	$1.00
Minimum Individual Purchase Amount[†]	$500 (500 Bonds)[+]
Offering Deadline	January 31, 2025[++]

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. Each investor must also represent that they are suitable, which requires them to either represent that they are an "Accredited Investor" as defined in 17 CFR § 501 or that this investment, taken together with all other Reg CF investments during the 12-month period preceding the date of such transaction (and including any fees required to be paid by investors due to those investments), do not exceed the "Investment Limits" set forth in 17 CFR § 227.100(2).

[+] The Company reserves the right to amend the Offering Deadline, in its sole discretion. The Company may close the Offering early, and may conduct multiple closings on a rolling basis before the Offering Deadline.

Investor Fees

The Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed.

The aggregate amount of these fees are not included towards the $1,200,000 Maximum Offering Amount. However, investors should consider this fee to be part of each Investor's maximum investment amount when calculating the amount an unaccredited investor is permitted to invest under 17 CFR § 227.100(2), which will reduce the number of Bonds an unaccredited investor can purchase.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities since inception.

Officers and Directors

Name	Position and Offices Held	Term of Office
Daniel Baldwin	CEO; President; Treasurer; Director	December 2023 - Present
Ian Coyne	Chief Vision Officer; Secretary; Director	December 2023 - Present

Daniel Baldwin (CEO; President; Treasurer; Director):

Mr. Baldwin is an experienced business leader and sales manager with competency in several key aspects that will contribute to successfully establishing GameDay, Inc as an industry leader in Esports and immersive STEAM education experiences. With an accomplished history, the experiences he has acquired range from personnel management and communication to data analytics and business intelligence. Additional professional endeavors have led Mr. Baldwin to become efficiently experienced in compliance, regulatory adaptation, customer evolution, investor relations, and many other critical components of business administration. His previous work experience includes working as Assistant Finance Director for the Larry H. Miller automotive dealership from 2017 - 2021, where he was responsible for contracting vehicle purchases, selling service agreements and dealership warranty products, and most importantly ensuring the strict adherence to compliance processes in order to protect the dealership from legal exposure. Success in this position required Daniel to stay current with regulatory requirements at the state and federal level as well as having a comprehensive understanding of contract law and negotiating within a legal framework. From 2021 - 2023 he has worked as a Sales Manager & Leadership Mentor at Tim Dahle Imports, also in the automotive sector, where he was responsible for training new employees, establishing a consistent sales process, providing support to multiple departments from executive management to service technicians and recruitment of new team members. From 2022 - 2023 he also worked as a Public Relations & Corporate Liaison at Huckleberry Research, a company established by Daniel, where he was responsible for due diligence on financial institutions, public companies, and market influencers like a company's executive management team, market insiders, news analysts, and regulators. While at Huckleberry Research, he would write in depth articles for clients looking for insights on competitors or exploring prospective partnerships. He would also look into regulatory strategies and investigate to identify possible market manipulation or fraudulent activity that could impact a company's future success or sustainability in a sector.

Ian Coyne (Chief Vision Officer; Secretary; Director):

With art, music and design in his background for over 35 years. Ian leads all endeavors with a passion, taste and style that supersedes all expectations. Since 2018, Ian has served as the founder and CEO for the premiere scholastic Esports design firm Vessel Creative Solutions, Inc., where he has been responsible for all aspects of the business, including working with clients (primarily Universities and School Districts) to understand their needs and ideas and turn them into a design/floorplan for the desired STEAM or Esports lab, and managing the subcontractors who make that design a reality.. He also has 7 years of theme park design, multi-million dollar budgeted attraction concepts and large trade show exhibitions with budgets of 300k + and global marketing design campaigns canvasing the world's cinema market. His expertise and knowledge of multiple industries and verticals within those industries. He plans to bring to life Gameday's overall vision of creating an experiential technology space envisioned to be like a mixture of Disney, Epcot, and CES combined. With his goal of creating an immersive STEAM education and gaming establishment, he anticipates that GameDay will push the industry to new standards of what can be achieved in a STEAM education, immersive technology, Esports and gaming experience venue. Ian is passionately dedicated to creating focused solutions for the education, entertainment and Esports industry in a new experiential way never seen before. Adapting experience learned as a music producer for over 20 years, he has acquired the skills to direct the best talent and bring

amazingly skilled people together. He inspires his teams and ignites their passion to create eye catching venues that in turn stimulate that imaginations of those who will experience these creative environments firsthand.

Indemnification

The Company has the power to indemnify its directors, officers, employees, and agents (each a "Covered Person") acting in their professional capacity to the fullest extent permitted by law. Indemnification is required for directors and must be authorized by the Board of Directors on a case-by-case basis for officers, employees, and agents. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a Covered Person is accused or adjudged to be guilty of certain willful misconduct. If indemnification is authorized or required, the Company will also advance legal and other expenses to a Covered Person while any legal actions, proceedings, or investigations are pending. As of the date of this Offering, the Company has not purchased insurance coverage to cover these obligations, although it may do so at a later point.

CAPITAL STRUCTURE AND DEBT

Outstanding Shares

As of the date of this offering, the Company has issued 9,200,000 shares of Class B Common Stock to its two founders, who are the only equity owners of the Company.

Outstanding Options, SAFEs, Convertible Notes, Warrants

The Company has no outstanding options, SAFEs, Convertible Notes, or Warrants.

Outstanding Debt (as of December 31, 2023)

As of December 31, 2023, the Company is liable for a total of $55,000 in reimbursements to its cofounders (who are also its sole officers and directors) for expenses personally paid by these individuals on behalf of the Company. These amounts bear no interest, are payable on demand, and are expected to be repaid by the proceeds from this offering. As of December 31, 2023, the Company has no other outstanding debts.

DESCRIPTION OF BUSINESS

Description of the Business

Gameday, Inc.. is a Delaware corporation formed in December 2023, which is in the process of assembling its team and developing its business plan and this offering, and has not yet commenced operations.

GameDay, Inc. plans to create revenue generating processes in the following ways; hosting Esports and gaming tournaments, facilitating the grade school Esports programs and after school clubs, we plan to charge customers that wish to use our venues for entertainment playing video games, we plan to charge for use of our content creator and podcasting spaces, we plan to have limited food and beverage offering available for sale, we plan to have merchandise from our own brand and also sell our partners merchandise through our venue with a profit margin incorporated. We predict that the following revenue streams will be our biggest income generating verticals. GameDay plans to host several kinds of events from corporate retreats, birthday parties, keynote presentations, guest speakers, music, game and product launches, as well as special occasion events like Super Bowl, World Series, UFC, holiday parties. We plan to engage sponsors and sell advertising space within our venue using digital signage, co-branded spaces with time sensitive naming rights, online presence with website and on our platform. We anticipate that streaming will become a major ongoing source that will capture social channels like YouTube, X (Twitter), Instagram, Twitch and others that have a paid for content streaming program. This avenue will also engage additional sponsors and advertising revenue. The foreseeable earnings that we expect will come from providing extracurricular courses or gap skills training it what give GameDay exposure to a market much larger than video games and is a market that has yet to be fully explored by any other Esports or gaming facility. We plan to license courses from credible trainers or

established instructors that are looking to expand into new markets by licensing out their courses. We plan to facilitate these courses in our venue by charging customers for enrollment or participating in them. Additionally, we plan to serve as an incubator for college and career recruitment in exchange for a finder's fee when a customer successfully enters into a program with the college or recruiting agency. Our final source of anticipated income will be from grant, municipal, and government funding. Because or venue plans to serve as a educational intermediary, with and intentional process of creating jobs or encouraging academic processes, we expect to qualify for these subsidized programs.

In addition to revenue generation, GameDay plans to become a long-term fixture in Esports by positioning itself as a preeminent scholastic resource and establish its brand reputation during the early stages of the Esports industry development. GameDay plans to become profitable while also having a significant positive impact on school aged consumers and the communities surrounding each location through academic advancement, job creation, and becoming a reliable source of professional advancement for skilled workers.

Market Opportunities

As an industry, Esports is growing exponentially at more than a 25% CAGR (Compound annual growth rate). According to Vantage Market Research[1], Esports is growing at 27.6% CAGR and will reach a $11.94 Billion worldwide market by 2030. According to Precedence Research,[2] the global Esports market will grow to $33.38 Billion by 2032 with a growth rate of 22.47%. Additionally, as a local demographic, Utah and Nevada, where GameDay, Inc. has identified as being the target market for the preliminary locations, rank #4 and #5 in the nation for Esports engagement according to Colormatics.[3]

Daily Service Fees and Monthly Memberships

GameDay will attract customers through its Esports entertainment provisions. The customers will pay a nominal fee in exchange for using our facilities to engage in their desired gaming category. Once there, consumers will be encouraged to further join a community of competitive gamers and likeminded patrons. The clients will be offered additional resources for an increased cost. Services like college introduction, skills development and career recruitment will each be designed to propel the guest forward in an evolving business model as well as providing growth opportunities in their personal lives. By charging for courses like brand safety, and event management, our consumer will be driven to participate in all aspects that our business offers while extracting a significant value through personal improvement. Engrossed in this environment our guests will be compelled to purchase merchandise, concessions, and participate in events either as a spectator or as a contributor.

Daily service fees and monthly memberships for Esports play will be one of the revenue generation verticals anticipated. The other vertices that will generate significant and long-term revenue are merchandise, food and beverage, sponsorships and advertising, party hosting, event organizing, content streaming, and curriculum enrollment for skills development. In addition to these operational vertices, GameDay will also participate in the development of platform tools and software that can be further protected by IP and process patents that can be licensed out for software service revenue.

Platform Tools & Software As a Service

GameDay plans to develop, patent, and distribute a proprietary software platform as a licensed service to be made available for academic, non-profit, and community driven STEAM programs. GameDay, Inc envisions that this software platform will have a global impact on how consumers engage with extracurricular activities, further providing GameDay, Inc with a predictable revenue stream and consumer acquisition vehicle. Being that GameDay will be in a position to have a significant impact on an effectible demographic, it is imperative that the Company recognize its responsibility as a role model of cultural and moral influence. It can achieve this by embracing a philosophy of providing services that create value and positive impact to its consumers and their communities. This software

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[1] https://www.globenewswire.com/news-release/2023/11/17/2782452/0/en/Global-eSports-Market-Size-Share-to-Surpass-11-94-Billion-by-2030-Vantage-Market-Research.html

[2] https://www.precedenceresearch.com/esports-market

[3] https://www.precedenceresearch.com/esports-market

platform we are currently working to develop will incorporate a proprietary process of automated skills identification that will then be used to identify academic programs and careers that would be aligned with the user's identified skillsets. The information regarding skills can also be used to identify areas of opportunity as well as enroll into courses for improvement in areas of weakness.

Food and Beverage Sales

GameDay, Inc will have a limited food and beverage offering made available at the satellite venues, and a more substantial selection of food and beverage options will be available at the larger flagship locations. The limited offerings of food and beverage will include snack items like chips, cookies, and popcorn, a soda dispenser with a mixed offering of traditional soft drinks, sport drinks and water. Items offered will be selected based on their being easy to stock, storage safe, and community supported or in demand based on the locations demographics. The flagship locations will have the same snack foods and beverage offerings with the addition of some hot foods like pizzas, hotdogs, chicken nuggets, and sandwiches to start. As we are not intending to be a restaurant, the food and beverage segment of our business will be flexible in nature and will expect the user demand to drive GameDay's level of involvement and to what extent GameDay, Inc will offer these services.

Merchandise

GameDay, Inc. Sees merchandise as being a substantial opportunity for revenue by selling our own branded goods as well as supporting our partners by promoting their merchandise at a margin of markup. Selling items like team jerseys, school branded products, and collegiate team merchandise will create additional user loyalty as well as local brand exposure. This could also provide a resource to our marketing and advertising budgets, not as revenue, but as savings by creating additional brand credibility and recognition.

Content Creation

GameDay, Inc. anticipates being on the forefront of streaming and content creation. As we will facilitate the resources and tools for content creators as well as implementing a process for establishing, mentoring, and supporting content creators and steaming gamers, GameDay, Inc. will be able to share in the benefits provided due to the high number of creators using our platform. As we grow and help to establish more content creators, we predict that over time this revenue stream will become a major contributor to our overall growth. Since GameDay, Inc. will be starting from zero, this segment of anticipated revenue will take some time to establish any real financial benefit. Using data provided from local content creators like Shonduras and Kimberly Kay Scott, we are prepared for the implementation of any streaming revenue to take 12-18 months before becoming well established.

Party and Event Venue

Events and classes will be hosted on a reservation basis for privately hosted parties. There will also be GameDay hosted events that will be coordinated with special occasions or on weekends where tickets will be sold to members or the public. Tickets will be sold to non-members at a full price and to members at a discounted rate based on the level of membership. Bringing in top gamer teams or industry experts will provide a huge benefit for those wanting more out of their experience and will serve as a resource for GameDay to attract new members. GameDay, Inc. anticipates significant revenue from events, including Esports tournaments, exhibitions, guest appearances, and private parties as well as corporate retreats and keynote presentations.

Sponsorships and Advertising

GameDay, Inc. will have multiple opportunities for sponsorship as well as establishing cooperative brand relationships. GameDay, Inc. predicts that sponsorship and advertising will be one of the most significant streams of revenue. These marketing and sponsor relationships may impact GameDay financially, not only by paying for traditional advertising exposure, but also by creating a discounted purchasing process, whereby GameDay is able to acquire the necessary equipment at a deeply discounted price. Another form of sponsorship will be where a brand makes contributions of their equipment for the purpose of adding to prizes for our users or providing equipment to our scholastic partners like schools and colleges in order to help offset their cost of establishing an Esports program or adopting new STEAM education technology. The last form of sponsorship and advertising will be the paid for or

invested advertising. Brands will purchase naming rights, signage and marketing exposure in our venues, on our website, or within the boundaries of our tournaments. These companies will also purchase digital advertising on our LED signs, digital banners, online web pages, streaming content, and social media posts.

Education and Skills Development

With over 240 collegiate Esports programs according to the National Association of College Esports[4] and as Bold.org reports, there are more than 170 colleges in the United States with Esports Teams.[5] With many schools accepting grant funding for STEM initiatives, there is high priority from local, state, federal, and academic administrations to see these programs filled as well as successful with student engagement and creating opportunities for student success up completion of these programs. GameDay, Inc. will serve as an extracurricular resource that promotes and assists students, teachers, and parents, to help ensure these programs are recognized and communities taken full advantage of the opportunity. Coaching, announcements, and community development will benefit all parties involved. GameDay, Inc. will establish a finders fee for assisting in promoting these academic programs. Additionally, GameDay, Inc. plans to recruit trainers, mentors, and curriculum writers as well as acquiring licensing rights for specific courses that will benefit our users. By providing our consumers additional offerings of academic improvement, gap skills training, program certificates, or helping to build competency in areas that may be required for a user to qualify for one of the traditional school programs, GameDay, Inc. will have a major opportunity to establish a market exposure to the extracurricular or voluntary training market. By participating in the training market, GameDay, Inc. will have exposure to an observable and obtainable market that is much larger and more established than Esports. According to Ed Tech Review, the global extracurricular training market is estimated to be more than $200 Billion.[6]

Our Mission

GameDay's mission is to transform the academic and career development process by revealing and cultivating the natural abilities that are essential to every gamer, Esports competitor, content creator, and influencer. We want to enrich and improve communities by creating accessible academic programs and enhancing the career prospects through our experiential Esports venues that incorporate immersive STEAM educational studios and advanced next generation technology labs. Our goal is to illuminate the presently unrecognized qualifications underlying these innovative enthusiasts in order to begin creating a community of accredited skilled professionals that we anticipate being the largest undiscovered recruitment pool in the nation.

History

Gameday, Inc.. is a Delaware corporation formed in December 2023 with its headquarters in Utah. The Company is in the process of assembling its team and business plan but has not yet commenced operations.

Employees

The Company currently has 2 full time employees, consisting of its two founders/officers/directors.

Intellectual Property

The Company does not yet hold any registered intellectual property and relies on common law protection for its trademarks and copyrights.

Governmental/Regulatory Approval and Compliance

The Company expects to be subject to and affected by the laws and regulations of U.S. and Canadian federal, state/provincial, and local governmental authorities. These laws and regulations are subject to change.

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[4] https://nacesports.org/about/
[5] https://bold.org/scholarships/by-type/esports-scholarships/
[6] https://www.edtechreview.in/research/30-plus-online-co-curricular-extra-curricular-platforms-for-students/

Litigation

The Company is not subject to any current litigation or threatened litigation.

Bankruptcy Filings of the Company's CEO (Daniel Baldwin)

Daniel Baldwin, the CEO, President, and Treasurer of the Company, has filed for bankruptcy three times between 2007 and 2016:

1. The first filing was for a Chapter 13 Bankruptcy on 05/29/2007 in the U.S. Bankruptcy Court for the District of Nevada (Case No. 0713117). This case was dismissed on 01/24/2008.

2. The second filing was a Chapter 7 Bankruptcy on March 27, 2009 in the U.S. Bankruptcy Court for the District of Utah (Case No. 0821863). This case resulted in a discharge order on August 5, 2008.

3. The third filing was a Chapter 7 Bankruptcy on December 22, 2016 in the U.S. Bankruptcy Court for the District of Utah (Case No. 1631260). This case resulted in a discharge order on March 29, 2017.

All these Bankruptcies were resolved more than six years ago and are not expected to impact Company operations.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

We may not generate revenue to begin making payments on the first Payment Date.

Payments are expected to begin on November 1, 2024 and to be made every three months thereafter. Note, however that if the issuer does not generate revenue during a given quarter, then no payment will be due. Therefore, if we are delayed in executing our business plan such that we do not begin generating revenue during Q3 2024, then the Company will not be required to make, and will not make, payments on the Bonds starting on the First Payment Date.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Security breaches of confidential user information in connection with our products may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, users' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

The Company's success depends in part on the experience and skill of the Board of Directors, its executive officers, and key employees.

We are dependent on our Board of Directors, executive officers, and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our Board of Directors, executive officers, and/or key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation

to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest

or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Revenue Sharing Bond Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Utah, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree to abide by the terms of the Revenue Sharing Bond Agreement, which includes a provision requiring the parties resolve disputes arising under the subscription agreement in state or federal courts located in the State of Utah, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement.

This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of investors to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

By purchasing Securities in this offering, you are bound by provisions contained in our Subscription Agreement and Revenue Sharing Bond Agreement which provides for a waiver of rights to a jury trial which limits your ability to have a jury decide the factual merits of your claim.

By purchasing Securities in this offering, you agree to be bound by the jury trial waiver provision in our Subscription Agreement and Revenue Sharing Bond Agreement which provides that you waive your rights to a jury trial in any dispute relating to or arising out of the Subscription Agreement and Revenue Sharing Bond Agreement, and/or the activities or relationships that involve, lead to, or result from any of the foregoing. Please note that the waiver of your rights to a jury trial does not apply to claims made under the federal securities laws. Purchasers of Shares in a secondary transaction would also be subject to the same jury waiver that is currently in our subscription agreement. The waiver of a jury trial may result in increased costs and/or reduced remedies, to individual investors who wish to pursue claims against the Company.

The Revenue Sharing Bond Agreement contains a dispute resolution clause which limits your ability to bring individual claims against the Company.

As set forth in Paragraph 11 of the Revenue Sharing Bond Agreement, no Bond Holder may bring any claim against the Issuer to enforce the payment obligation evidenced by this Bond. All such claims may be brought only by the Holder Representative, acting on behalf of and in the name of each Holder appointed in accordance with the provisions of the Revenue Sharing Bond Agreement. Please note that this dispute resolution provision does not apply to claims made under the federal securities laws. Purchasers of Shares in a secondary transaction would also be subject to the same dispute resolution provision. This provision is intended to reduce costs to the Companies and investors, but also reduces remedies and will prevent individual investors from pursuing certain individual claims against the Company.

Financial projections may be wrong.

Certain financial projections concerning the future performance of our business are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

These and all other financial projections, and any other statements previously provided to the Purchaser relating to the Company or its prospective business operations that are not historical facts, are forward-looking statements that involve risks and uncertainties. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward- looking.

Such statements are based on our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

Risks Related to the Securities

The characteristics of the Bonds, including payment terms, maturity date, lack of collateral security or guarantee, and lack of liquidity, may not satisfy your investment objectives.

The Bonds may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing Bonds. The characteristics of the Bonds, including maturity date, payment terms, lack of collateral security or guarantee, and lack of liquidity, may not satisfy your investment objectives. The Bonds may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any Bonds, you should consider your investment allocation with respect to the amount of your contemplated investment in the Bonds in relation to your other investment holdings and the diversity of those holdings.

Holders of Bonds are exposed to the credit risk of the Company.

Bonds are our full and unconditional obligations. If we are unable to make payments required by the terms of the Bonds, you will have an unsecured claim against us. Bonds are therefore subject to non-payment by us in the event of our bankruptcy or insolvency. In an insolvency proceeding, we cannot assure you that you will recover any remaining funds. Moreover, your claim may be subordinate to that of any senior creditors and any secured creditors to the extent of the value of their security.

The Bonds are unsecured obligations.

The Bonds do not represent an ownership interest in any specific assets or their proceeds. The Bonds are unsecured general obligations of the Company. The Bonds will be general unsecured obligations and will rank equally with all of our other unsecured debt unless such debt is senior to or subordinate to the Bonds by their terms. We may issue secured debt in our sole discretion without notice to or consent from the holders of Bonds. Therefore, as unsecured obligations, there is no security to be provided to the holders of the Bonds.

Holders of the Bonds will have no voting rights.

Holders of the Bonds will have no voting rights and therefore will have no ability to control the Company. The Bonds do not carry any voting rights and therefore the holders of the Bonds will not be able to vote on any matters regarding the operation of the Company. As a bondholder purchaser in this offering will have no right to vote upon or receive notice of any corporate actions we may undertake which you might otherwise have if you owned equity in our Company.

The Company may change its business plan without the approval Bond holders.

Management has broad authority to change the Company's business plan. Holders of Bonds will have no voting rights, and as a result, no ability to restrict or influence the Company's investment strategy. The Company may alter its investment strategy in a manner that you disagree with, and you will have no recourse.

There is no limit on the amount of leverage the Company may utilize.

While management intends to operate the Company in a responsible manner, there is no limit on the amount of leverage the Company may incur. If the Company takes on significant amounts of debt, it could reduce or eliminate the Company's ability to make timely payments on the Bonds, if at all. You may lose your investment.

The Bonds involve a balloon payment on the maturity date, which the Company may not be able to make.

While management intends to operate the Company such that it can pay off the full value of the Bonds before the Maturity Date, this may not happen if the Company does not succeed in its business plan. Any unpaid amount will come due, in full, on the Maturity Date, and this sum may be beyond the capacity of the Company to pay at that time. If the Company has not had sufficient cash flows to or raised additional capital to make this ballon payment, then you may lose all or part of your investment.

Because the Bonds will have no sinking fund, insurance, or guarantee, you could lose all or a part of your investment if we do not have enough cash to pay.

There is no sinking fund, insurance or guarantee of our obligation to make payments on the Bonds. We will not contribute funds to a separate account, commonly known as a sinking fund, to make payments on the Bonds. The Bonds are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the Bonds, you will have to rely only on our cash flow from operations for repayment. If our cash flow from operations are not sufficient to pay any amounts owed under the Bonds (including the Ballon Payment on the Maturity Date), then you may lose all or part of your investment.

The Securities will not be freely transferable under the Securities Act, are not transferable without approval of the Company, and even if transfers are permitted, no market exists for the sale of the Securities.

You should be aware of the long-term nature of this investment. The Company is required to consent prior to any transfer of the Securities. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes, and not with a view to resale or distribution thereof.

The purchase of Securities is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Repayment of the Securities acquired in this Offering may be negatively impacted by other debt financing.

The Company's Revenue Sharing Bonds constitute unsecured general obligations of the Company. The Company may take out additional financing which will be secured by its assets, resulting in those debts having a higher priority of payment then the Securities.

The amount of additional financing needed by the Company will depend upon the success of this Offering and several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a higher than expected price, which may make it harder for the Company to repay the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could cause the Company to default or otherwise impair the value of the Securities.

Our largest shareholders (who are also the Company's co-founders and officers) beneficially owns all of our outstanding equity securities. Such shareholder's interests may conflict with investors, who may be unable to influence management and exercise control over the business.

As of the date of this offering, our two cofounders (who are also our directors and officers) own 100% of our outstanding shares, and are able to exercise complete control over the business. Investors in the Securities will be unable to influence management and exercise control over our business.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Operational Risks

The Company's Board of Directors and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management and their Affiliates have been established by the Board of Directors and may not be on an arm's-length basis. The Board of Directors and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Company's governing documents, the Company's Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, or criminal acts. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain additional indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

We may have difficulty attracting and retaining key employees.

Certain skills and experiences are very competitive, and difficulty attracting, developing, and retaining members of our management team and key employees could have a negative effect on our business, operating results, and financial condition. Maintaining a positive and inclusive culture and work environment, offering attractive compensation, benefits, and development opportunities, and effectively implementing processes and technology that enable our employees to work effectively and efficiently are important to our ability to attract and retain employees.

We have substantial doubt in our ability to continue as a going concern.

The accompanying financial statements have been prepared assuming we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. However, we will need additional financing to continue to execute our business plan. We may raise capital through loans from current shareholders, public or private equity or debt offerings, grants, or strategic arrangements with third parties. There can be no assurance that additional capital will be available to us on acceptable terms, or at all.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

Changes in employment laws or regulation could harm our performance.

Various federal, state, and international labor laws affect our operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal, state, and international healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from government regulators.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Changes in the economy could have a detrimental impact on the Company.

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may adversely affect customers' confidence and willingness to spend. Any such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

The Company has not yet commenced operations and may not ultimately be profitable.

The Company may not be able to generate significant additional revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable. If the Company cannot operate profitably, it may have difficulty repaying the Revenue Sharing Bonds in full.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

Any inability to protect our intellectual property rights could reduce the value of our technologies and brands, which could adversely affect our financial condition, results of operations and business.

Our business is expected to be dependent upon trademarks, trade secrets, copyrights and other intellectual property rights. The efforts we and the licensor have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business reputation or our ability to compete. In addition, protecting our intellectual property rights is costly and time consuming. There is a risk that we may have insufficient resources to counter adequately such infringements through negotiation or the use of legal remedies. It may not be practicable or cost effective for us to fully protect our intellectual property rights in some countries or jurisdictions. If we are unable to successfully identify and stop unauthorized use of our intellectual property and/or counterfeiting of our products, we could lose potential revenue, experience diminished brand reputation, and experience increased operational and enforcement costs, which could adversely affect our financial condition, results of operations and business.

We face competition from a number of large and small companies, some of which have greater financial, production, and other resources than we do.

In many cases, our competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial and marketing resources. Our ability to compete depends, in part, upon a number of factors outside of our control, including the ability of our competitors to develop alternatives that are superior. If we fail to successfully compete in the relevant markets, or if we incur significant expenses in order to compete, it could have a material adverse effect on the Company's results of operations.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized

activities to the Company. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Limitation on director liability.

The Company provides for the indemnification of directors to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this offering.

We rely on third party contractors for the production of our products. If we are unable to find quality contractors, it would severely impact our business.

We outsource certain aspects of our business to third party contractors. We are subject to the risks associated with such contractors' ability to successfully provide the necessary services to meet the needs of our business. If the contractors are unable to adequately provide the contracted services, and we are unable to find alternative service providers in a timely manner, our ability to operate the business may be disrupted, which may adversely affect our business, financial condition, results of operations and cash flows.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The Offering

The Company is offering a Target Offering Amount (minimum) of $100,000 and up to a maximum amount of $1,200,000 of Revenue Sharing Bonds on a best-efforts basis as described in this Form C in order to fund its operations. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Revenue Sharing Bonds are being offered at $1.00 each and are each expected to return $1.50 to investors over the approximately five year life of the Bond if paid as agreed. The minimum amount that an Investor may invest in the Offering is $500, which is subject to adjustment in the Company's sole discretion.

In addition to the Bond purchase price, the Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed. These fees would result in each Revenue Sharing Bond having a cost of $1.0285 or $1.06, which will reduce each Bond's effective rate of return. Since investors should consider this fee to be part of each Investor's maximum investment amount when calculating the amount an unaccredited investor is permitted to invest under 17 CFR § 227.100(2), these fees will also reduce the number of Bonds an unaccredited investor can purchase.

Intermediary Fees and Commissions

Community Bond, LLC, our Intermediary, shall receive the following commissions and fees for acting as Intermediary:

- $5,000 (non-refundable onboarding fee, which was used to pay for the Creation of our Form C);
- 5% of the amount raised in the Offering, payable in cash from Offering proceeds.

The aggregate amount of fees paid to Community Bond, LLC will be included towards the $100,000 Target Offering Amount and the $1,200,000 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

Investor Fees charged by the Company

The Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed.

The aggregate amount of these fees are not included towards the $100,000 Target Offering Amount or the $1,200,000 Maximum Offering Amount. The Intermediary will not earn a commission on the amount of these fees. However, investors should consider this fee to be part of each Investor's maximum investment amount when calculating the amount an unaccredited investor is permitted to invest under 17 CFR § 227.100(2), which will reduce the number of Bonds an unaccredited investor can purchase.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount. The values below are not inclusive of payments to financial and legal service providers and escrow set up fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	Amount if Target Offering Amount Raised		Amount if Maximum Offering Amount Raised	
Intermediary Fees*	$	10,000.00	$	10,000.00
Estimated Offering Costs**	$	15,000.00	$	60,000.00
Platform development, software licensing	$	0.00-	$	25,000.00-
Staffing	$	15,000.00-	$	130,000.00-
Consultants / Advisors / Board		15,000.00-	$	280,000.00-
Events	$	15,000.00-	$	100,000.00-
Working Capital	$	30,000.00-	$	300,000.00-
Location	$	5,000.00-	$	130,000.00-
Equipment	$	1,000.00-	$	100,000.00-
Marketing	$	4,000.00-	$	40,000.00-
Course/ curriculum creation	$	0.00-	$	25,000.00-
Total	**$**	**100,000.00**	**$**	**1,200,000.00**

* These amounts do not include reimbursements to the Intermediary for expenses incurred on behalf of the Company, including a $5 per Investor processing fee charged the Intermediary's technology provider, escrow fees, and all fees associated with the use of any credit card or alternative considerations processors, all of which are included in "Offering Costs."

** The Company is charging each investor an Investment Fee ranging from 6.00% (when investing via credit card) to 2.85% (when investing via other methods). Those fees will be used to partially cover Offering Costs incurred by the issuer. The values listed here are estimated Offering Costs above and beyond the portion of the Offering Costs that this Investment Fee will pay. These amounts are estimates only, actual Offering Costs may be significantly higher or lower based on a range of factors.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by Community Bond, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

      A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

   i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

   ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

   iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

For the purpose of the above calculations of investment limits, investors should consider this fee to be part of each Investor's maximum investment amount when calculating the amount an unaccredited investor is permitted to invest under 17 CFR § 227.100(2), which will reduce the number of Bonds an unaccredited investor can purchase.

Investor funds will be held in escrow with North Capital Private Securities Corporation until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Investors using a credit card to invest may be required to represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be at least twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). The Company may conduct additional closings (each a "**Subsequent Closing**") on a rolling basis before the Offering Deadline. Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

Any investment commitments received after an intermediate closing will be released to the Company upon a Subsequent Closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The Company is offering Revenue Sharing Bonds, which we refer to as "Bonds" or "Securities" throughout this Form C. The rights and obligations of the investors in this offering are governed by the Revenue Sharing Bond Agreement, which each prospective investor agrees to by signing the Subscription Agreement, attached hereto as Exhibit E. Below are summaries of the Revenue Sharing Bond Agreement, which are qualified by the actual terms of the Revenue Sharing Bond Agreement, which is attached hereto as Exhibit D.

Summary of Terms.

Term	Value	Explanation
Payment Multiple	1.5x	When multiplied by the Initial Principal Amount, the total amount of principal plus interest that the Issuer will pay to the Holder (unless such amount is lowered by state Usury Laws).
Revenue Percentage	3%	The percentage of Issuer revenue that will be used to repay these Bonds.
Sharing Start Date	07/01/2024	The first day on which Issuer revenue is measured for repayment purchases.
First Payment Date	11/01/2024	The date on which the Issuer is required to make its first payment.
Payment Frequency	Quarterly	How frequently payments will be made after the "First Payment Date" (e.g., monthly, quarterly, semi-annually, etc.)
Maturity Date	11/01/2029	The date by which all amounts due under this bond must be repaid by.
Accrual Rate	10%	The rate at which simple interest is deemed to accrue for tax purposes.

Payment Terms.

Over the life of the Bond, the Issuer is required to pay an amount of money equal to the face value of the bond, times the Payment Multiplier. For example, for a $10,000 Bond, the issuer is required to repay $10,000 * 1.5 (the Payment Multiplier) or $15,000. Rather than fixed payments, the issuer is required to pay 3% of gross revenue (its "Revenue Percentage") to its Bondholders, calculated at the close of each quarter. Each Bond holder will receive a quarterly payment equal to its pro rata share of 3% of the Total Revenue of the Issuer for the previous quarter. For example, if an investor purchases $10,000 in Bonds, and $1,000,000 Bonds are sold, then that investor will be entitled to a quarterly payment of 1% (i.e., 0.03%) of the 3% of Issuer's Total Revenue over the previous quarter.

Payments will begin on November 1, 2024 and will be made every three months thereafter. Note that if the issuer does not generate revenue during a given quarter, then no payment will be due. However, the Issuer is required to pay off all amounts outstanding on the bond on the Maturity Date. For example, in the case of a $10,000 face value bond with the 1.5x Payment Multiplier, if the Company has made only $3,000 in payments before the Maturity Date, it would be required to make a lump sum payment of $12,000 on the Maturity Date.

Events of Default & Dispute Resolution Procedures.

The Company will not be considered to be in Default unless either:

(1) The Issuer fails to pay to a Holder any amount due and such failure continues for fourteen days following written notice of default to the Issuer by such Holder; or

(2) The Issuer breaches any of its other obligations under the Revenue Sharing Bond and such breach remains uncured for ninety days following written notice of default to the Issuer by any Holder; or

(3) The Issuer files (i) a voluntary petition in bankruptcy; or (ii) a petition or an answer seeking reorganization or an arrangement with creditors, or to take advantage of any insolvency, readjustment of loan, dissolution or liquidation law or statute; or (iii) an answer admitting the material allegations of a petition led against the Issuer in any proceeding under any such law; or

(4) An order, judgment, or decree is entered, without the consent of the Issuer, by any court of competent jurisdiction, appointing a receiver, trustee, or liquidator for the Issuer, if such order, judgment or decree shall continue unstayed and in effect for a period of sixty (60) days; or

(5) The Issuer is in default with respect to any other of its debt obligations for fourteen (14) days or more; or

(6) The Issuer becomes unable to pay its debts as they become due.

Even if the above events occur, the Company will not be in Default if the breach or failure by the Company is such breach or failure is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the Issuer. Additionally, any Defaults may be waived by the Holders of a majority of the Bonds, measured by the original Principal Amount of each such Bond, and the debt will only be accelerated upon the written notice to the Issuer by such a Majority.

No Bond Holder may bring any claim against the Issuer to enforce the payment obligation evidenced by this Bond. All such claims may be brought only by the Holder Representative, acting on behalf of and in the name of each Holder, appointed in accordance with the provisions of the Revenue Sharing Bond Agreement. Upon the occurrence of an Event of Default (whether a Notice of Default is promptly given), a single representative shall be appointed to represent all of the Holders (the "Representative"). The Representative (i) may, but need not, be a Holder; (ii) may not be affiliated with or related to the Issuer; and (iii) shall be selected by the Holders in the manner proscribed in Section 11 of the Revenue Sharing Bond Agreement. The Representative shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Representative may determine in its sole and unlimited discretion. The Issuer shall be required to pay the reasonable fees and costs of the Representative, including but not limited to reasonable attorneys' fees, and such payments must be made before further Bond payments can be made to Investors.

Security

The Bonds are unsecured and are not guaranteed by the Company's officers or affiliates.

Rights Upon Dissolution of the Company

Upon any liquidation, dissolution or winding up of the Company, or upon the Company seeking bankruptcy protection whether voluntary or involuntary, the entire amount of the Bond will become due immediately. Before any distribution or payment shall be made to any shareholders, the Company shall fully pay all of its debts and liabilities along with the expenses of liquidation and shall set up a reserve for any contingent or unforeseen liabilities or obligations of the Company, as deemed reasonably necessary by its Management. The Bondholders, as unsecured creditors, would be entitled to be paid before shareholders, but only to the extent that Company funds remain after the Company paid off secured creditors.

Potential Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the Bonds. For example, the Company could issue promissory notes that are secured by a lien on some or all Company property.

Material Tax Considerations

For tax purposes, interest on the principal amount of Revenue Sharing Bonds will be treated as accruing at a rate of 10% per year, and any repayments will be treated as interest income until all such accrued interest is repaid. At the

end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. These will need to be filed in accordance with the United States Tax Code. Investor's tax situations will likely vary greatly and all tax and accounting questions should be directed towards a certified public accountant.

Obligation to Return Overpayments.

Investors have no obligations for any debts of the Company or to invest further money with the Company. However, under certain circumstances an investor could be required to return some or all of the distributions it receives from the Company. Additionally, any investor who receives a payment on a Bond while an Event of Default remains in effect with respect to such Bond which is greater than the amount such investor should have received (i.e., in excess of a pro-rata distribution between all Bond Holders) shall be deemed to be holding such excess in trust for the benefit of other investors and shall return such excess on demand.

Restrictions on Transfer

Investors may not transfer these Bonds without the prior written consent of the Company. This consent will not be unreasonably withheld if the investor seeks to transfer a Bond to the investor's spouse or spousal equivalent, or to any descendant of any great-grandparent of the investor's spouse or spousal equivalent (including all relations by adoption), but is not otherwise expected to be granted absent exceptional circumstances. Investors should plan to hold this Bond to maturity.

Additional Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that even if the Company is willing to consent to a transfer and Securities are able to be legally transferred, there is no guarantee that another party will be willing to purchase them.

Transfer Agent and Registrar

The Company has not currently engaged a transfer agent and currently acts as its own registrar for the Securities. No Certificate for the Securities will be issued, the Securities will instead be registered on the books of the Company and be tracked electronically.

Valuation

The Bonds are being valued at their face value, which determines the amount the Company will be required to repay under the Revenue Sharing Bond Agreement.

FINANCIAL INFORMATION CONCERNING THE COMPANY

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Reviewed financial statements are attached to this Form C as <u>Exhibit F</u>.

Operations, Liquidity, and Capital Resources

Operations

The Company has not yet commenced operations and has had no revenue since inception. Expenses represent startup costs, of which $55,551 had been recognized as of December 31, 2023.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. However, there is substantial doubt about the Company's ability to continue as a going concern and the accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As of December 31, 2022, the Company had no cash or cash equivalents.

The Company sustained a loss of $55,551 for the year ended December 31, 2023.

We are presently able to meet our obligations as they come due through the support of our shareholders.

As of December 31, 2023 the Company had total liabilities of $55,000, which consisted of amounts owed to reimburse its cofounders for expenses personally paid by these individuals on behalf of the Company. These amounts are payable on demand and accrue no interest.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations and future capital expenditures. The primary sources of funding for such requirements are expected to be funds raised in this offering and/or other debt or equity financing. However, we can provide no assurances that we will be able to raise the amount needed in this offering or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability. Our Plan of Operation for the next twelve months is to raise capital to implement our strategy. We do not currently have the necessary cash and revenue to satisfy our cash requirements for the next 12 months.

We believe we will need to raise approximately $1,200,000 (including any amounts raised in this offering) to implement our business plan, which would not require us to raise additional capital in the next 12 months in addition to this Offering if the Offering was fully subscribed. We cannot guarantee that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then we may not be able to commence and sustain operations. If adequate funds are not available, we believe that our officers and directors will contribute funds to pay for some of our expenses. However, we have not made any arrangements or agreements with our officers and directors regarding such advancement of funds. We do not know whether we will issue equity to secure the loans or whether we will merely prepare and sign promissory notes. If we are forced to seek funds from our officers or directors, we will negotiate the specific terms and conditions of such loan when made, if ever. Although we are not presently engaged in any other capital-raising activities, we anticipate that we may will in one or more private offering of our Company's securities. We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Regulation CF or conduct another private offering under Section 4(2) of the Securities Act of 1933.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. We held no Cash and cash equivalents on December 31, 2023 since the Company has not yet been Capitalized or commenced operations.

Trends and Uncertainties

Esports as an industry began sweeping across the nation in the early 2010's and can attribute its success mainly due to the adoption of Twitch and Esports becoming televised in 2011.[7] Based on a report from Deloitte in 2015,[8] the Esports market was just $250 Million with an audience of 134 Million active viewers. The incredible growth that has been experienced in the Esports industry has resulted in 532 Million viewers and a $6.75 Billion market in 2023 according to Play Today[9] and Fortune Business Insights[10] respectively. The problem has been an industry that grew so quickly that it failed to create a process of monetization.[11] This has created an environment where Esports has recently experienced significant volatility as the industry regardless of having seen explosive growth and global adoption and year over year increases in audience. It will require innovative new processes and the incorporation of complimentary industries in order to bring Esports into a profitable and sustainable future.

For a more detailed review of the risks and uncertainties affecting the Company and Company, see "Risk Factors" above.

Previous Offerings of Securities within the Last Three Years

In December 2023, the Company sold 9,200,000 shares of its Class B Common Stock to its two cofounders for $92.

OWNERSHIP

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power, as well as the ownership .

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Daniel Baldwin	5,000,000 Class B Shares	54.348%
Ian Coyne	4,200,000 Class B Shares	45.652%

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

As of December 31, 2023, the Company is liable for a total of $55,000 in reimbursements to its cofounders (who are also its sole officers and directors) for expenses personally paid by these individuals on behalf of the Company. These amounts bear no interest, are payable on demand, and are expected to be repaid by the proceeds from this offering.

[7] https://www.ispo.com/en/sports-business/esports-history-how-it-all-began#!
[8] https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Technology-Media-Telecommunications/gx-tmt-prediction-esports-revenue.pdf)
[9] https://playtoday.co/blog/stats/esports-viewership-statistics/
[10] https://www.fortunebusinessinsights.com/esports-market-106820
[11] https://www.marketplace.org/2023/01/19/esports-have-exploded-but-the-profits-havent-followed/

Other than agreeing to these reimbursements, the Company has not conducted any other transactions of $5,000 or greater with related persons between inception and December 31, 2023.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://GamedayEsports.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.mainstreetbond.com/projects/14294-GameDay--Inc

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Certificate of Incorporation
Exhibit C	Bylaws
Exhibit D	Revenue Sharing Bond Agreement
Exhibit E	Subscription Agreement
Exhibit F	Reviewed Financial Statements
Exhibit G	Solicitations of Interest in accordance with Reg CF Rule 206
Exhibit H	Listing Agreement with Community Bond, LLC
Exhibit I	Escrow Agreement with North Capital Private Securities Corporation

<u>EXHIBIT B TO FORM C</u>
<u>CERTIFICATE OF INCORPORATION AND AMENDMENTS THERETO</u>
<u>FOR</u>
<u>GAMEDAY, INC.</u>

[*follows on next page*]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "GAMEDAY, INC.",

FILED IN THIS OFFICE ON THE FIFTH DAY OF DECEMBER, A.D. 2023,

AT 6:20 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

2678925 8100
SR# 20234142464

Authentication: 204747188
Date: 12-06-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:20 PM 12/05/2023
FILED 06:20 PM 12/05/2023
SR 20234142464 - File Number 2678925

CERTIFICATE OF INCORPORATION
OF
GAMEDAY, INC.

ARTICLE I

The name of this corporation is **GameDay, Inc.** (the "Corporation").

ARTICLE II

(A) The address of the registered office of this Corporation in the State of Delaware is 3500 South DuPont Highway, in the City of Dover, County of Kent, 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

(B) The name and mailing address of the incorporator of the Corporation is:

Daniel Baldwin
3466 Brookshire Dr.
Syracuse, UT 84075

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which Corporations may be organized under the General Corporation Law.

ARTICLE IV

(A) Authorization of Stock. This Corporation is authorized to issue two classes of stock to be designated, respectively, Class A Common Stock and Class B Common Stock. The total number of shares that this Corporation is authorized to issue is 30,000,000. The total number of shares of Class A Common Stock authorized to be issued is 20,000,000, par value $0.00001 per share (the "Class A Common Stock"). The total number of shares of Class B Common Stock authorized to be issued is 10,000,000, par value $0.00001 per share (the "Class B Common Stock"). The Class A Common Stock and Class B Common Stock shall be collectively be referred to herein as the "Common Stock."

(B) Common Stock.

1. Dividend Rights. The holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. Liquidation Rights.

(a) Upon any liquidation, dissolution or winding up of this Corporation, or any Liquidation Event (as defined below), either voluntary or involuntary, the

1

assets of this Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based upon the number of shares of Common Stock held by each.

(b)   For purposes of this Section 2, a "Liquidation Event" shall include (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of this Corporation's assets, (B) the consummation of the merger or consolidation of this Corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this Corporation immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of the capital stock of this Corporation or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this Corporation's securities), of this Corporation's securities if, after such closing, such person or group of affiliated persons would hold fifty percent (50%) or more of the then outstanding voting stock of this Corporation (or the surviving or acquiring entity) or (D) a liquidation, dissolution or winding up of this Corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this Corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this Corporation's securities immediately prior to such transaction.

3.   Redemption. The Common Stock is not redeemable at the option of the holder thereof.

4.   Conversion. The holders of the Class A Common Stock shall have conversion rights as follows (the "Conversion Rights"):

(a)   Right to Convert to Class B Common Stock. Subject to Section 4(a)(ii) below, each share of Class A Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and without the payment of additional consideration by the holder thereof, at the office of this Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing $0.10 by the Conversion Price (as defined below) applicable to such shares, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share shall be $0.10 in the case of the Class A Common Stock. Such initial Conversion Prices shall be subject to adjustment as set forth in Section 4(a)(iii) below.

(i)   Automatic Conversion.

1.   Conversion upon Class Vote. Each share of Class A Common Stock shall automatically be converted into shares of Class B Common Stock at the Conversion Price at the time in effect for such share immediately upon the date specified by vote

2

or written consent or agreement of the holders of a majority of the then outstanding shares of Class A Common Stock, voting together as a single class.

2. _Conversion upon Transfer._ Each share of Class A Common Stock shall automatically be converted upon the occurrence of a Transfer (as defined in Section 4(a)(i)(B)) of such share other than a Permitted Transfer (as defined in Section 4(a)(i)(A)) into shares of Class B Common Stock at the Conversion Price then in effect for such share.

3. _Definitions._ For purposes of this Section 4(a):

(A) "_Permitted Transfer_" shall mean, and be restricted to, any Transfer of one or more shares of Class A Common Stock approved by the Board of Directors as a Permitted Transfer.

(B) "_Transfer_" shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share, whether or not for value and whether voluntary or involuntary or by operation of law; _provided_, _however_, that the following shall not be considered a Transfer within the meaning of this Section 4(a): a pledge of shares of Class A Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares, provided, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a "Permitted Transfer".

(C) "_Voting Control_" shall mean, with respect to a share of Class A Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

(ii) _Mechanics of Conversion._ Before any holder of Class A Common Stock shall be entitled to voluntarily convert the same into shares of Class B Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of this Corporation or of any transfer agent for such Class A Common Stock, and shall give written notice to this Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class B Common Stock are to be issued. This Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class A Common Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class B Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date set forth for conversion in the written notice of the election to convert irrespective of the surrender of such shares of Class A Common Stock to be converted, and the person or persons entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class B Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act the conversion may, at the option of any holder tendering such Class A Common Stock for conversion, be conditioned upon the closing with the underwriters of

3

the sale of securities pursuant to such offering, in which event the person(s) entitled to receive Class B Common Stock upon conversion of such Class A Common Stock shall not be deemed to have converted such Class A Common Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with the automatic conversion provisions of Section 4(a)(i)(A) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the person entitled to receive shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Class B Common Stock as of such date. If the conversion is in connection with the automatic conversion provisions of Section 4(a)(i)(B) above, such conversion shall be deemed to have been made upon the Transfer and the person entitled to receive shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Class B Common Stock upon the effectiveness of such Transfer.

(iii) <u>Conversion Price Adjustments of Class A Common Stock for Certain Splits and Combinations</u>. The Conversion Price of the Class A Common Stock shall be subject to adjustment from time to time as follows:

1. <u>Stock Splits and Dividends</u>. In the event this Corporation should at any time or from time to time after the date this Certificate is filed with the State of Delaware (the "<u>Filing Date</u>") fix a record date for the effectuation of a split or subdivision of the outstanding shares of Class B Common Stock or the determination of holders of Class B Common Stock entitled to receive a dividend or other distribution payable in additional shares of Class B Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Class B Common Stock Equivalents without payment of any consideration by such holder for the additional shares of Class B Common Stock or the Class B Common Stock Equivalents (including the additional shares of Class B Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Class A Common Stock shall be appropriately decreased so that the number of shares of Class B Common Stock issuable on conversion of each share of such stock shall be increased in proportion to such increase of the aggregate of shares of Class B Common Stock outstanding and those issuable with respect to such Class B Common Stock Equivalents with the number of shares issuable with respect to Class B Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in in Section 4(a)(iii)(5) below.

2. <u>Reverse Stock Splits</u>. If the number of shares of Class B Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Class B Common Stock, then, following the record date of such combination, the Conversion Price for the Class A Common Stock shall be appropriately increased so that the number of shares of Class B Common Stock issuable on conversion of each share of such Class A Common Stock shall be decreased in proportion to such decrease in outstanding shares.

3. <u>Other Distributions</u>. In the event this Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness

4

issued by this Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(a)(i), then, in each such case for the purpose of this subsection 4(a)(iii)(3), the holders of the Class A Common Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Class B Common Stock of this Corporation into which their shares of Class A Common Stock are convertible as of the record date fixed for the determination of the holders of Class B Common Stock of this Corporation entitled to receive such distribution.

4. Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Class B Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Class A Common Stock shall thereafter be entitled to receive, upon conversion of the Class A Common Stock, the number of shares of stock or other securities or property of this Corporation or otherwise, to which a holder of Class B Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Class A Common Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Class A Common Stock) shall be applicable after that event as nearly equivalently as may be practicable.

5. The following provisions shall apply for purposes of this Section 4(a)(iii):

(A) The aggregate maximum number of shares of Class B Common Stock deliverable upon conversion or exercise of any Class B Common Stock Equivalents (assuming the satisfaction of any conditions to convertibility or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) shall be deemed to have been issued at the time such Class B Common Stock Equivalents were issued.

(B) In the event of any change in the number of shares of Class B Common Stock deliverable or in the consideration payable to this Corporation upon conversion or exercise of any Class B Common Stock Equivalents including, but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Price of the Class A Common Stock, to the extent in any way affected by or computed using such Class B Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Class B Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such Class B Common Stock Equivalents.

(C) Upon the termination or expiration of the convertibility or exercisability of any such Class B Common Stock Equivalents, the Conversion Price of the Class A Common Stock, to the extent in any way affected by or computed using such Class B Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Class B Common Stock (and Class B Common Stock Equivalents which

5

remain convertible or exercisable) actually issued upon the conversion or exercise of such Class B Common Stock Equivalents.

(iv) No Fractional Shares and Certificate as to Adjustments. No fractional shares shall be issued upon the conversion of any share or shares of the Class A Common Stock and the aggregate number of shares of Class B Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and this Corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractional shares is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Class A Common Stock the holder is at the time converting into Class B Common Stock and the number of shares of Class B Common Stock issuable upon such conversion.

(v) Reservation of Stock Issuable Upon Conversion. This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Class A Common Stock, such number of its shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Class A Common Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such Class A Common Stock, in addition to such other remedies as shall be available to the holder of such Class A Common Stock, this Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

(b) No Impairment. This Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Class A Common Stock against impairment.

(c) Notices. Any notice required by the provisions of this Article IV(B) to be given to the holders of shares of Common Stock shall be deemed given (a) five (5) days following its deposit in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of this Corporation, (b) upon such notice being provided by electronic transmission in a manner permitted by the General Corporation Law, or (c) five (5) days following such notice being provided in another manner then permitted by the General Corporation Law.

5. Voting Rights. Each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock, and each holder of Class B Common Stock shall have the right to ten (10) vote per share of Class B Common Stock. Each holder of

6

Common Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Common Stock and/or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of this Corporation representing a majority of the votes represented by all outstanding shares of stock of this Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

ARTICLE V

Except as otherwise provided herein, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this Corporation.

ARTICLE VI

The number of directors of this Corporation shall be determined in the manner set forth in the Bylaws of this Corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this Corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this Corporation may provide. The books of this Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this Corporation.

ARTICLE IX

To the fullest extent permitted by law, a director of this Corporation shall not be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or modification of the foregoing provisions of this Article IX by the stockholders of this Corporation shall not adversely affect any right or protection of a director of this Corporation existing at the time of, or increase the liability of any director of this Corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or modification.

7

ARTICLE X

This Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

To the fullest extent permitted by applicable law, this Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of this Corporation (and any other persons to which General Corporation Law permits this Corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any such person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.

ARTICLE XII

In connection with repurchases by this Corporation of its Common Stock, Section 500 of the California Corporations Code shall not apply in all or in part with respect to such repurchases. In the case of any such repurchases, distributions by the Corporation may be made without regard to the "preferential dividends arrears amount" or any "preferential rights amount," as such terms are defined in Section 500(b) of the California Corporations Code.

ARTICLE XIII

A.   Forum Selection. Unless this Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of this Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of this Corporation to this Corporation or this Corporation's stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law or this Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of

capital stock of this Corporation shall be deemed to have notice of and consented to the provisions of this Article XIII.

B.   Personal Jurisdiction. If any action the subject matter of which is within the scope of Article XIII(A) is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Article XIII(A) (an "FSC Enforcement Action") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

C.   Savings. If any provision or provisions of this Article XIII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIII (including, without limitation, each portion of any sentence of this Article XIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a Corporation to do business both within and without the State of Delaware and in pursuance of the General Corporation Law of Delaware, does make and file this Certificate, hereby declaring and certifying that the facts herein stated are true, and accordingly has hereunto set his hand this 5th day of December, 2023.

/s/ Daniel Baldwin
Daniel Baldwin, Incorporator

<u>EXHIBIT C TO FORM C</u>
<u>BYLAWS OF GAMEDAY, INC.</u>

[*follows on next page*]

BYLAWS OF

GAMEDAY, INC.

(A DELAWARE CORPORATION)

GDCET\5325127\112823.20.10

GDSVF&H\10035214.2

TABLE OF CONTENTS

Page

i

GDCET\5325127\112823.20.10

GDSVF&H\10035214.2

BYLAWS
OF
GAMEDAY, INC.

ARTICLE I
OFFICES

1.1   **Registered Office**. The registered office shall be in the City of Dover, County of Kent, State of Delaware.

1.2   **Offices**. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

2.1   **Location**. All meetings of the stockholders for the election of directors shall be held in Syracuse, Utah, at such place as may be fixed from time to time by the Board of Directors, or at such other place either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting; provided, however, that the Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211 of the Delaware General Corporations Law ("DGCL"). Meetings of stockholders for any other purpose may be held at such time and place, if any, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof, or a waiver by electronic transmission by the person entitled to notice.

2.2   **Timing**. Annual meetings of stockholders, commencing with the year 2024, shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which they shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting.

2.3   **Notice of Meeting**. Written notice of any stockholder meeting stating the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given to each stockholder entitled to vote at such meeting not fewer than ten (10) nor more than sixty (60) days before the date of the meeting.

2.4   **Stockholders' Records**. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address (but not the electronic address or other electronic contact information) of each stockholder and the number of shares registered in the name of each stockholder. Such list

shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.5 **Special Meetings**. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the Chief Executive Officer and shall be called by the Chief Executive Officer or secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning at least fifty percent (50%) in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

2.6 **Notice of Meeting**. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not fewer than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting. The means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall also be provided in the notice.

2.7 **Business Transacted at Special Meeting**. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

2.8 **Quorum; Meeting Adjournment; Presence by Remote Means**.

(a) *Quorum; Meeting Adjournment*. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

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(b)　　*Presence by Remote Means*. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(i)　　participate in a meeting of stockholders; and

(ii)　　be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

2.9　　**Voting Thresholds**. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

2.10　　**Number of Votes Per Share**. Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote by such stockholder or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

2.11　　**Action by Written Consent of Stockholders; Electronic Consent; Notice of Action**.

(a)　　*Action by Written Consent of Stockholders.* Unless otherwise provided by the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken, is signed in a manner permitted by law by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Written stockholder consents shall bear the date of signature of each stockholder who signs the consent in the manner permitted by law and shall be delivered to the corporation as provided in subsection (b) below. No written consent shall be effective to take the action set forth therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner provided above, written consents signed by a sufficient number of stockholders to take the action set forth therein are delivered to the corporation in the manner provided above.

(b)   *Electronic Consent*. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (1) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (2) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors of the corporation.

(c)   *Notice of Action*. Prompt notice of any action taken pursuant to this Section 2.11 shall be provided to the stockholders in accordance with Section 228(e) of the DGCL.

ARTICLE III
DIRECTORS

3.1   **Authorized Directors**. The number of directors that shall constitute the whole Board of Directors shall be determined by resolution of the Board of Directors or by the stockholders at the annual meeting of the stockholders, except as provided in Section 3.2 of this Article, and each director elected shall hold office until his or her successor is elected and qualified. Directors need not be stockholders.

3.2   **Vacancies**. Unless otherwise provided in the corporation's certificate of incorporation, as it may be amended, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board of Directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the shares at the time outstanding having the right to vote for such directors,

summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

3.3 **Board Authority**. The business of the corporation shall be managed by or under the direction of its Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

3.4 **Location of Meetings**. The Board of Directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

3.5 **First Meeting**. The first meeting of each newly elected Board of Directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order to legally constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

3.6 **Regular Meetings**. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7 **Special Meetings**. Special meetings of the Board of Directors may be called by the Chief Executive Officer upon notice to each director; special meetings shall be called by the Chief Executive Officer or secretary in like manner and on like notice on the written request of two (2) directors unless the Board of Directors consists of only one director, in which case special meetings shall be called by the Chief Executive Officer or secretary in like manner and on like notice on the written request of the sole director. Notice of any special meeting shall be given to each director at his or her business or residence in writing, or by telegram, facsimile transmission, telephone communication or electronic transmission (provided, with respect to electronic transmission, that the director has consented to receive the form of transmission at the address to which it is directed). If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by telegram, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four (24) hours before such meeting. If by facsimile transmission or other electronic transmission, such notice shall be transmitted at least twenty-four (24) hours before such meeting. If by telephone, the notice shall be given at least twelve (12) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws as provided under Section 8.1 of Article VIII hereof. A meeting may be held at any time without notice if all the directors are present (except as otherwise provided by law) or if those not present waive notice of the meeting in writing, either before or after such meeting.

3.8   **Quorum**. At all meetings of the Board of Directors, the greater of (a) a majority of the directors at any time in office, and (b) one-third of the number of directors fixed by the Board of Directors or by the stockholders pursuant to Section 3.1 of Article III hereof shall constitute a quorum for the transaction of business and any act of a majority of the directors present at any meeting at which there is a quorum shall be an act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.9   **Action Without a Meeting**. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing, writings, electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee.

3.10   **Telephonic Meetings**. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or any committee, by means of conference telephone or other means of communication by which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at the meeting.

3.11   **Committees**.   The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it, but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval or (ii) adopting, amending or repealing any provision of these bylaws.

3.12   **Minutes of Meetings**. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

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GDSVF&H\10035214.2

3.13 **Compensation of Directors**. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.14 **Removal of Directors**. Unless otherwise provided by the certificate of incorporation or these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

ARTICLE IV
NOTICES

4.1 **Notice**. Unless otherwise provided in these bylaws, whenever, under the provisions of the statutes or of the certificate of incorporation or of these bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his or her address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

4.2 **Waiver of Notice**. Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

4.3 **Electronic Notice**.

(a) *Electronic Transmission*. Without limiting the manner by which notice otherwise may be given effectively to stockholders and directors, any notice to stockholders or directors given by the corporation under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder or director to whom the notice is given. Any such consent shall be revocable by the stockholder or director by written notice to the corporation. Any such consent shall be deemed revoked if (1) the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with such consent and (2) such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(b) *Effective Date of Notice*. Notice given pursuant to subsection (a) of this section shall be deemed given: (1) if by facsimile telecommunication, when directed to a number at which the stockholder or director has consented to receive notice; (2) if by electronic

mail, when directed to an electronic mail address at which the stockholder or director has consented to receive notice; (3) if by a posting on an electronic network together with separate notice to the stockholder or director of such specific posting, upon the later of (i) such posting and (ii) the giving of such separate notice; and (4) if by any other form of electronic transmission, when directed to the stockholder or director. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(c)   *Form of Electronic Transmission*. For purposes of these bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

ARTICLE V
OFFICERS

5.1   **Required and Permitted Officers**. The officers of the corporation shall be chosen by the Board of Directors and shall be a Chief Executive Officer and/or a president, a treasurer and a secretary. The Board of Directors may elect from among its members a Chairman of the Board and a Vice-Chairman of the Board. The Board of Directors may also choose one or more vice-presidents, assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these bylaws otherwise provide.

5.2   **Appointment of Required Officers**. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chief Executive Officer and/or a president, a treasurer, and a secretary and may choose vice-presidents.

5.3   **Appointment of Permitted Officers**. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

5.4   **Officer Compensation**. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

5.5   **Term of Office; Vacancies**. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

THE CHAIRMAN OF THE BOARD

5.6   **Chairman Presides**. Unless the Board of Directors appoints a Chairman of the Board, the Chief Executive Officer shall be the Chairman of the Board, so long as the Chief Executive Officer is a director of the corporation. The Chairman of the Board shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present. He

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or she shall have and may exercise such powers as are, from time to time, assigned to him or her by the Board of Directors and as may be provided by law.

5.7 **Absence of Chairman**. In the absence of the Chairman of the Board, the Vice-Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present. He or she shall have and may exercise such powers as are, from time to time, assigned to him or her by the Board of Directors and as may be provided by law.

THE CHIEF EXECUTIVE OFFICER

5.8 **Powers of Chief Executive Officer**. The Chief Executive Officer shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.

5.9 **Chief Executive Officer's Signature Authority**. The Chief Executive Officer shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation. The Chief Executive Officer may sign certificates for shares of stock of the corporation.

5.10 **Absence of Chief Executive Officer**. In the absence of the Chief Executive Officer or in the event of his or her inability or refusal to act, the president shall perform the duties of the Chief Executive Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

THE PRESIDENT AND VICE-PRESIDENTS

5.11 **Powers of President**. Unless the Board of Directors appoints a president of the corporation, the Chief Executive Officer shall be the president of the corporation. The president of the corporation shall have such powers as required by law and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

5.12 **Absence of President**. In the absence of the president or in the event of his or her inability or refusal to act, the vice-president, if any, (or in the event there be more than one vice-president, the vice-presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE SECRETARY AND ASSISTANT SECRETARY

5.13 **Duties of Secretary**. The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He or she shall give, or cause to be given,

notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the Chief Executive Officer, under whose supervision he or she shall be. He or she shall have custody of the corporate seal of the corporation and he or she, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his or her signature.

5.14   **Duties of Assistant Secretary**. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURERS

5.15   **Duties of Treasurer**. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

5.16   **Disbursements and Financial Reports**. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the Board of Directors, at its regular meetings or when the Board of Directors so requires, an account of all his or her transactions as treasurer and of the financial condition of the corporation.

5.17   **Treasurer's Bond**. If required by the Board of Directors, the treasurer shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

5.18   **Duties of Assistant Treasurer**. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of the treasurer's inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE VI
CERTIFICATE OF STOCK

6.1   **Stock Certificates**. Every holder of stock in the corporation shall be entitled to have a certificate, signed by or in the name of the corporation by any two authorized officers of the corporation, certifying the number of shares owned by him or her in the corporation.

Certificates may be issued for partly paid shares and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefor, and the amount paid thereon shall be specified.

If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

6.2   **Facsimile Signatures**. Any or all of the signatures on the certificate may be facsimile. In the event that any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, the certificate may be issued by the corporation with the same effect as if such officer, transfer agent or registrar were still acting as such at the date of issue.

6.3   **Lost Certificates**. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issuance of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.4   **Transfer of Stock**. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

6.5   **Fixing a Record Date**. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

6.6   **Registered Stockholders**. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, to vote as such owner, to hold liable for calls and assessments a person registered on its books as the owner of shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII
GENERAL PROVISIONS

7.1   **Dividends**. Dividends upon the capital stock of the corporation, if any, subject to the provisions of the certificate of incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

7.2   **Reserve for Dividends**. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their sole discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors think conducive to the interests of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

7.3   **Checks**. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

7.4   **Fiscal Year**. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

7.5   **Corporate Seal**. The Board of Directors may adopt a corporate seal having inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

7.6 **Indemnification**. The corporation shall, to the fullest extent authorized under the laws of the State of Delaware, as those laws may be amended and supplemented from time to time, indemnify any director made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of being a director of the corporation or a predecessor corporation or a director or officer of another corporation, if such person served in such position at the request of the corporation; provided, however, that the corporation shall indemnify any such director or officer in connection with a proceeding initiated by such director or officer only if such proceeding was authorized by the Board of Directors of the corporation. The indemnification provided for in this Section 7.6 shall: (i) not be deemed exclusive of any other rights to which those indemnified may be entitled under these bylaws, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (ii) continue as to a person who has ceased to be a director, and (iii) inure to the benefit of the heirs, executors and administrators of a person who has ceased to be a director. The corporation's obligation to provide indemnification under this Section 7.6 shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the corporation or any other person.

Expenses incurred by a director of the corporation in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director of the corporation (or was serving at the corporation's request as a director or officer of another corporation) shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as authorized by relevant sections of the DGCL. Notwithstanding the foregoing, the corporation shall not be required to advance such expenses to an agent who is a party to an action, suit or proceeding brought by the corporation and approved by a majority of the Board of Directors of the corporation that alleges willful misappropriation of corporate assets by such agent, disclosure of confidential information in violation of such agent's fiduciary or contractual obligations to the corporation or any other willful and deliberate breach in bad faith of such agent's duty to the corporation or its stockholders.

The foregoing provisions of this Section 7.6 shall be deemed to be a contract between the corporation and each director who serves in such capacity at any time while this bylaw is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The Board of Directors in its sole discretion shall have power on behalf of the corporation to indemnify any person, other than a director, made a party to any action, suit or proceeding by reason of the fact that he or she, his or her testator or intestate, is or was an officer or employee of the corporation.

To assure indemnification under this Section 7.6 of all directors, officers and employees who are determined by the corporation or otherwise to be or to have been "fiduciaries" of any employee benefit plan of the corporation that may exist from time to time, Section 145 of the DGCL shall, for the purposes of this Section 7.6, be interpreted as follows: an "other

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enterprise" shall be deemed to include such an employee benefit plan, including without limitation, any plan of the corporation that is governed by the Act of Congress entitled "Employee Retirement Income Security Act of 1974," as amended from time to time; the corporation shall be deemed to have requested a person to serve the corporation for purposes of Section 145 of the DGCL, as administrator of an employee benefit plan where the performance by such person of his or her duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed "fines."

7.7 **Conflicts with Certificate of Incorporation**. In the event of any conflict between the provisions of the corporation's certificate of incorporation and these bylaws, the provisions of the certificate of incorporation shall govern.

ARTICLE VIII
AMENDMENTS

8.1 These bylaws may be altered, amended or repealed, or new bylaws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the certificate of incorporation at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal bylaws is conferred upon the Board of Directors by the certificate of incorporation, it shall not divest or limit the power of the stockholders to adopt, amend or repeal bylaws.

ARTICLE IX
LOANS TO OFFICERS

9.1 The corporation may lend money to, or guarantee any obligation of or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE X
RECORDS AND REPORTS

10.1 The application and requirements of Section 1501 of the California General Corporation Law are hereby expressly waived to the fullest extent permitted thereunder.

ARTICLE XI
STOCK TRANSFERS

11.1   **Stock Transfer Agreements**. The corporation shall have the power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by DGCL.

11.2   **Restrictions on Transfer**.

(a)   *Restrictions on Transfer*. No stockholder of the corporation (a "Stockholder") may sell, assign, transfer, pledge, encumber, grant an economic or participation interest in, contractually transfer the economic benefits of, or in any manner dispose of ("Transfer") any share of the Company's Class A Common Stock or Class B Common Stock not issued upon the conversion of preferred stock of the corporation (a "Share"), whether voluntarily or by operation of law, or by gift or otherwise, other than by means of a Permitted Transfer (as defined below). If any provision(s) of any agreement(s) currently in effect by and between the corporation and any Stockholder (the "Stockholder Agreement(s)") conflicts with this Section 11.2 of the Bylaws, this Section 11.2 shall govern, and the remaining provision(s) of the Stockholder Agreement(s) that do not conflict with this Section 11.2 shall continue in full force and effect.

(b)   *Permitted Transfers*. For purposes of this Section 11.2, a "Permitted Transfer" shall mean any of the following:

(i)   any Transfer by a Stockholder of any or all of such Stockholder's Shares to the corporation;

(ii)   any Transfer by a Stockholder of any or all of such Stockholder's Shares to such Stockholder's Immediate Family (as defined below) or a trust or other entity for the benefit of such Stockholder or such Stockholder's Immediate Family;

(iii)   any Transfer by a Stockholder of any or all of such Stockholder's Shares effected pursuant to such Stockholder's beneficiary designation, will or the laws of intestate succession;

(iv)   if a Stockholder is a partnership, limited liability company, or corporation, any Transfer by such Stockholder of any or all of such Stockholder's Shares to the partners, members, retired partners, retired members, stockholders, and/or Affiliates (as defined below) of such Stockholder; provided that no Stockholder may Transfer any of such Stockholder's Shares to a Special Purpose Entity (as defined below) pursuant to this subsection (iv); and/or

(v)   any Transfer of Shares approved by the Board of Directors.

Notwithstanding the foregoing, if a Permitted Transfer is approved pursuant to subsection (v) of this Section 11.2(b) and the Shares of the transferring party are subject to rights of first refusal and/or co-sale rights pursuant to these Bylaws or a Stockholder Agreement (the "First Refusal and Co-Sale Rights"), the persons and/or entities entitled to the First Refusal and Co-Sale Rights shall

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be permitted to exercise their respective First Refusal and Co-Sale Rights in conjunction with that specific Permitted Transfer without any additional approval of the Board of Directors.

(c)   *Certain Definitions*. For purposes of this Section 11.2:

(i)   "Affiliate" shall mean any person or entity who or which, directly or indirectly, controls, is controlled by, or is under common control with the relevant Stockholder, including, without limitation, any general partner, managing partner, limited partner, manager, managing member, officer or director of such Stockholder or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, shares the same management or advisory company with, or is otherwise affiliated with, such Stockholder.

(ii)   "Immediate Family" shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, or any Spousal Equivalent.

(iii)   "Liquidation Event" shall mean any transaction defined as a "Liquidation Event" in the certificate of incorporation or, if such term is not defined in the certificate of incorporation, shall mean (A) the closing of the sale, transfer or other disposition of all or substantially all of the corporation's assets, (B) the consummation of the merger or consolidation of the corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of the corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the corporation or the surviving or acquiring entity in substantially identical proportions and with substantially identical rights, preferences, privileges and restrictions as existed immediately prior to such transaction), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the corporation's securities), of the corporation's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the corporation (or the surviving or acquiring entity) or (D) a liquidation, dissolution or winding up of the corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of the corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the corporation's securities immediately prior to such transaction.

(iv)   "Special Purpose Entity" shall mean an entity that holds or would hold only Shares or has or would have a class or series of security holders with beneficial interests primarily in Shares (including for such purpose an entity that holds cash and/or cash equivalents intended to purchase Shares).

(v)   "Spousal Equivalent" shall mean an individual who: (A) is in an exclusive, continuous, committed relationship with the relevant Stockholder, has been in that relationship for the twelve (12) months prior to the relevant date and intends to be in that relationship indefinitely; (B) has no such relationship with any other person and is not married to

any other person; (C) shares a principal residence with the relevant Stockholder; (D) is at least 18 years of age and legally and mentally competent to consent to contract; (E) is not related by blood to the relevant stockholder to a degree of kinship that would prevent marriage from being recognized under the law of the state in which the individual and the relevant Stockholder reside; and (F) is jointly responsible with the relevant Stockholder for each other's common welfare and financial obligations.

(d)   *Void Transfers*. Any Transfer of Shares shall be null and void unless the terms, conditions and provisions of this Section 11.2 are strictly observed and followed.

(e)   *Termination of Restriction on Transfer*. The foregoing restriction on Transfer shall lapse upon the earlier of (i) immediately prior to the consummation of a Liquidation Event, or (ii) immediately prior to the corporation's first firm commitment underwritten public offering of its securities pursuant to a registration statement under the Securities Act of 1933, as amended, or (iii) the corporation's initial listing of its common stock on a national securities exchange by means of an effective registration statement on Form S-1 filed by this corporation with the Securities and Exchange Commission.

(f)   *Legends*. The certificates representing Shares shall bear on their face the following legend so long as the foregoing restriction on Transfer remains in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR IN ANY MANNER DISPOSED OF, EXCEPT IN COMPLIANCE WITH THE BYLAWS OF THE CORPORATION. COPIES OF THE BYLAWS OF THE CORPORATION MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION."

[***Remainder of page intentionally left blank***]

CERTIFICATE OF SECRETARY OF

GAMEDAY, INC.

The undersigned, Ian Coyne, hereby certifies that he or she is the duly elected and acting Secretary of **GAMEDAY, INC.**, a Delaware corporation (the "Corporation"), and that the Bylaws attached hereto constitute the Bylaws of said Corporation as duly adopted by Action by Written Consent in Lieu of Organizational Meeting by the Directors on December 5, 2023.

IN WITNESS WHEREOF, the undersigned has hereunto subscribed his or her name this 5th day of December, 2023.

Ian Coyne

Ian Coyne, Secretary

EXHIBIT D TO FORM C
REVENUE SHARING BOND AGREEMENT

[*follows on next page*]

THIS REVENUE SHARING BOND AGREEMENT (THE "BOND") HAS NOT AND WILL NOT BE REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE, IS BEING SOLD PURSUANT TO REGULATION CROWDFUNDING, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT THE EXPRESS WRITTEN CONSENT OF THE ISSUER.

REVENUE SHARING BOND AGREEMENT

Initial Principal Sum: $______________

Effective Date: ______________

FOR VALUE RECEIVED, GameDay Inc., a Delaware Corporation, along with its successors and assigns (the "Issuer") promise to pay to the order of the below listed individual or entity ("Holder"), in immediately available funds, the aggregate principal amount set forth above (the "Principal Sum"), plus all accrued interest thereon, in accordance with the terms of this Revenue Sharing Bond ("Bond"). The terms in this Bond shall be given values as defined in the below table:

Defined Term	Value	Explanation
"Payment Multiple(s)"	1.5x	When multiplied by the Initial Principal Amount, the total amount of principal plus interest that the Issuer will pay to the Holder (unless such amount is lowered by operation of paragraph 7, No Violation of Usury Laws).
"Revenue Percentage"	3%	The percentage of Issuer revenue that will be used to repay these Bonds.
"Sharing Start Date"	07/01/2024	The first day on which Issuer revenue is measured for repayment purchases.
"First Payment Date"	11/01/2024	The date on which the Issuer is required to make its first payment.
"Payment Frequency"	Quarterly	How frequently payments will be made after the "First Payment Date" (e.g., monthly, quarterly, semi-annually, etc.)
"Maturity Date"	11/01/2029	The date by which all amounts due under this Bond must be repaid by.
"Accrual Rate"	10%	The rate at which simple interest is deemed to accrue for tax purposes.

1.   **Maturity.** This Bond shall mature on the "Maturity Date" as defined in the table above, at which time the Total Payment Amount (as defined in paragraph 2g below), minus the total of all payments made by the Issuer to the Holder of this Bond pursuant to paragraph 2, shall become due and payable in full. The "Maturity Date" shall be accelerated to the day on which any of the following events (or similar events) occur: the Issuer files a bankruptcy petition or otherwise enters bankruptcy proceedings; the Issuer seeks to take advantage of any insolvency, readjustment of loan, dissolution or liquidation law or statute; any court of competent jurisdiction appoints a receiver, trustee, or liquidator for the Issuer or makes an assignment of any portion of the Issuer's assets in favor of any creditor of the issuer.

2.   **Payments.** All payments under this Bond are to be applied first to any Interest on Past Due Payments (as defined in paragraph 4 below) and then to satisfy the Payment Obligations created by this paragraph 2. Payments shall be made to Holder at the address and in the manner listed in the Holder's Subscription Agreement.

2a.   **Payment Amounts**. The Issuer shall make regular payments to the Holder in amounts equal to (i) the "Holder Percentage" (defined as the total number of Bonds held by the Holder divided by the total number of Bonds outstanding at the time of the Payment), multiplied by (ii) the Revenue Percentage (as defined in the table above) multiplied by (iii) the Total Revenue of the Issuer for the Previous Period, as defined below. For the avoidance of doubt, all Holders will receive the same proportionate payment based on their current Holder Percentage; which means that any investors who purchase one or more Bonds after payments have already been made to existing Bondholders will have likely have their Bond paid off after investors who purchased Bonds at an earlier date have been paid in full.

2b   **Total Revenue Defined.** For the purpose of Paragraph 2a, the "Total Revenue" of the Issuer for any period means the gross sales price of all merchandise, gift or merchandise certificates, or services sold by the Issuer during the period, using the same method of accounting used for Federal income tax purposes, reduced by (i) the amount of any sales taxes, so-called luxury taxes, consumers' excise taxes, gross receipts taxes, and other similar taxes imposed upon the sale of merchandise or services; (ii) the amount of any sales of fixtures, equipment, or other property which are not stock in trade of the Issuer; (iii) any amount paid via gift or merchandise certificates, as well as any cash or credit discount, allowance, or refund made upon any sales for any reason; and (iv) tips or gratuities paid by customers to or for the benefit of the Issuer's employees which are retained by the Issuer's employees.

2c   **Previous Period Defined.** For the purpose of Paragraph 2a, the "Previous Period" shall, in the case of the first payment, equal the period beginning on the Sharing Start Date (as defined in the table above) and ending on the last day of the month which ended between 20 and 50 days prior to the date the first payment is due. In the case of all subsequent payments, the "Previous Period" shall equal the period beginning on the day after the previous calculation and ending on the last day of the month which ended between 20 and 50 days prior to the date each subsequent payment is due.

2d.   **First Payment.** The Issuer shall make its first payment of the amount calculated in accordance with Paragraph 2a on the "First Payment Date," as defined in the table above.

2e.   **Subsequent Payments.** The Issuer shall continue to make regular payments on those regular anniversaries of the First Payment Date as set forth in the "Payment Frequency" defined in the table above.

2f.   **Additional Payments.** The Issuer may at its option, at any time and from time to time, make additional payments above what is required by this Bond. Any such prepayments will

reduce the payment amount due at the Issuer's next payment(s) by the amount of such additional payment.

2g. **Total Payment Amount**. The Issuer shall continue to make payments as provided above until the Holder has received an aggregated amount under this Bond equal to (i) the Initial Principal Sum multiplied by (ii) the Payment Multiple as defined in the table above. This amount shall be the "Total Payment Amount," unless the Total Payment Amount is lowered by operation of paragraph 7, No Violation of Usury Laws**.**

2h. **Payment on Maturity Date**. Unless payments have already been terminated as a result of Paragraph 2f above, on the Maturity Date as set by paragraph 1, the Issuer shall pay the Total Payment Amount (as defined in paragraph 2g below), minus the total of all payments made by the Issuer to the Holder of this Bond pursuant to paragraph 2.

2i. **Payment Methods**. All payments of on the Bonds will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the "Designated Account") by each Holder. Each Holder acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Holder's Designated Account is no longer valid for any reason. In the event there is any error in the amount paid to a Holder in its Designated Account, Holder hereby authorizes the Issuer, to make any necessary adjustments to future payments in order to correct the erroneous payment(s) made to the Designated Account in connection with the repayment of the Bonds. This authorization is effective as of the execution of this Agreement and remains in full force and effect until all amounts due under the Bonds have been paid in full and properly applied.

3. **Nature of Obligation and Payments.** For all purposes, including but not limited to Federal and State tax purposes, this Bond shall be treated as debt and not as an equity interest. For Federal and State tax purposes (i) interest shall accrue at the "Accrual Rate," as defined in the table above and (ii) all payments shall first be treated as interest, up to the amount of interest so accrued, then shall be treated as principal, until Purchaser has received, as principal, the entire Principal Amount, and then shall be treated as interest.

4. **Interest on Past Due Payments.** Any payment required by paragraph 2 above which is not made within seven (7) days of the date it is due shall accrue interest at an annualized simple rate of 12% per year, calculated on the basis of a 360 day year, comprised of 12 equal months 30 days long each. All payments under this Bond shall be applied first to any Interest on Past Due Payments (as defined in herein) and then to satisfy the Payment Obligations created by paragraph 2, above. For the avoidance of doubt, such interest shall accrue on the Total Payment Amount if the Holders of a majority of the Bonds declare an acceleration of debt pursuant to Section 11d.

5. **Withholding**. If any withholding tax is imposed on any payment made by the Issuer to a Holder pursuant to a Bond, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Issuer, the Holder shall provide the Issuer with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Issuer may make payments under the Bond without deduction for, or at a reduced rate of deduction for, any tax.

6. **No Waiver.** No waiver of any provision under the Bond shall be implied from any failure of Holder to take, or any delay by Holder in taking, action with respect to any such provision or from any previous waiver of any similar or unrelated provision. A waiver of any term of the Bond must be made in writing and shall be limited to the written terms of such waiver.

7. <u>**No Violation of Usury Laws**</u>. If any payment required under this Bond would otherwise violate any law limiting the amount of interest that may be charged (i.e., "usury" laws), then, notwithstanding paragraph 2g, the amount of the Total Payment Amount in excess of the allowable interest payment shall be deemed to be a direct interest in the Issuer's income, and not as interest. If, notwithstanding this characterization, any part of the Total Payment Amount or any other payment required under this Bond would continue to violating any Usury Law, then the sum of the Total Payment Amount and any other payment required under this Bond shall be reduced such that all interest deemed to accrue under this Bond only accrues at the highest rate permitted by applicable law.

8. <u>**No Security Interest.**</u> The Holder shall have no security interest in any of the Issuer's assets or other collateral. Nothing in this Revenue Sharing Bond, express or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation in any jurisdiction.

9. <u>**Transfer Restrictions.**</u> The Holder may not assign, participate, pledge, grant a security interest in, or otherwise transfer all or any portion of its rights and obligations under this Bond without the prior written consent of the Issuer. This consent will not be unreasonably withheld if the Holder seeks to transfer the Bond to the Holder's spouse or spousal equivalent, or to any descendant of any great-grandparent of the Holder's spouse or spousal equivalent (including all relations by adoption).

10. <u>**Events of Default.**</u>

10a. <u>**Event of Default Defined**</u>. An "Event of Default" shall be deemed to have occurred for purposes of this Revenue Sharing Bond if (and only if):

(1) The Issuer fails to pay to a Holder any amount due and such failure continues for fourteen (14) days following written notice of default to the Issuer by such Holder; or

(2) The Issuer breaches any of its other obligations under this Revenue Sharing Bond and such breach remains uncured for ninety (90) days following written notice of default to the Issuer by any Holder; or

(3) The Issuer files (i) a voluntary petition in bankruptcy; or (ii) a petition or an answer seeking reorganization or an arrangement with creditors, or to take advantage of any insolvency, readjustment of loan, dissolution or liquidation law or statute; or (iii) an answer admitting the material allegations of a petition led against the Issuer in any proceeding under any such law; or

(4) An order, judgment, or decree is entered, without the consent of the Issuer, by any court of competent jurisdiction, appointing a receiver, trustee, or liquidator for the Issuer, if such order, judgment or decree shall continue unstayed and in effect for a period of sixty (60) days; or

(5) The Issuer is in default with respect to any other of its debt obligations for fourteen (14) days or more; or

(6) The Issuer becomes unable to pay its debts as they become due.

10b. <u>**Force Majeure**</u>. An Event of Default shall not be deemed to have occurred as a result of a breach or failure by the Issuer is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the Issuer; provided that the Issuer shall give Holders written notice explaining the cause and its effect in reasonable detail. Dates by which performance obligations

are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

11. **Dispute Resolution Procedure.** Because the source of funds for repayment of this Bond will be the profitable operation of the Issuer, it is imperative that any Events of Default are resolved in a fair and orderly fashion with a minimal impact on the Issuer's Profitability. The best way to ensure that no Holder is favored over any other and to minimize expense is to have a comprehensive dispute resolution procedure in place to which each Holder has specifically agreed in advance of lending to the Issuer. This procedure shall apply to the resolution of any Event of Default or the other violation of the terms of this Bond, but shall not apply to any other claims which Holders may have against the Issuer (for example, for violations of the Securities Act of 1933).

11a. **Notice of Default**. Upon the occurrence of an Event of Default (as defined above), the Issuer shall provide prompt written notice to all Holders (a "Notice of Default"). The Notice of Default shall (i) describe the circumstances surrounding the Event of Default, (ii) reference the need for the Holders to appoint a Representative pursuant to this Section, and (iii) be accompanied by (A) a copy of this Revenue Sharing Bond, and (B) a list (in .csv, excel, or similar spreadsheet format) of all of the Holders, the email address of each Holder on file with the Issuer, and the original Principal Sum with respect to each Holder's Bond. The provision of such Notice of Default is an affirmative obligation of the Issuer but is not a pre-requisite for the procedures of this Section invoked by the Holders.

11b. **Majority Defined**. The Holders of a majority of the Bonds, measured by the original Principal Sum of each such Bond, shall constitute a "Majority" for the purpose of this Section, and during an Event of Default may (as provided below) waive Events of Default, accelerate the Total Payment Amount due under this Bond, and/or appoint a Holder Representative.

11c. **Waiver of Past or Current Defaults**. A Majority may, by written notice to the Issuer, choose to waive an existing Event of Default and its consequence. When an Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Event of Default or impair any consequent right. No waiver of an Event of Default may reduce the amount owed under this Revenue Sharing Bond to any Holder unless the waiver is signed by the Holder whose obligation is being reduced, unless such reduction takes place following the appointment of a Representative as provided below.

11d. **Acceleration of Debt**. At any time during an Event of Default, the Majority may, by written notice to the Issuer, declare that the full Total Payment Amount of all outstanding Bonds is immediately due and payable.

11e. **No Separate Claims**. No Holder may bring any claim against the Issuer to enforce the payment obligation evidenced by this Bond. All such claims may be brought only by the Holder Representative, acting on behalf of and in the name of each Holder, in accordance with the below provisions.

11f. **Excess Payments Deemed Held in Trust**. Any Holder who receives a payment on a Bond while an Event of Default remains in effect with respect to such Bond which is greater than the amount such Holder should have received (i.e., in excess of a pro-rata distribution between all Bond Holders) shall be deemed to be holding such excess in trust for the benefit of other Holders and shall return such excess on demand.

11g. **Selection of Holder Representative**. Upon the occurrence of an Event of Default (whether a Notice of Default is promptly given), a single representative shall be appointed to represent all of the Holders (the "Representative"). The Representative (i) may, but need not, be a Holder; (ii) may not be affiliated with or related to the Issuer; and (iii) shall be selected by the Holders as follows:

(1) For a period of up to fourteen (14) days following the Notice of Default, the Holders shall confer among themselves as to the appointment of a Representative. During this time, any Holder may nominate him or herself or another natural person as a Holder Representative by sending an email which is sent to notice@GameDayEsports.com with the subject line "NOMINATION FOR HOLDER REPRESENATTIVE" in all capital letters.

(2) If at any time before, during, or after such fourteen (14) day period, the Holders of Majority agree as to the appointment of a Representative, that person shall be the Representative. Such agreement may be evidenced by one or more writing signed by the Holders of a Majority and sent to the Issuer at notice@GameDayEsports.com. If a Representative has already been chosen using the process below, such a writing will also serve as termination for the existing Representative under Section 11l, whether or not such Representative is named or acknowledged in the writing(s).

(3) If, at the conclusion of such fourteen (14) day period, no Representative has been appointed by a Majority, the Issuer shall email each Holder a list of all potential Holder Representative nominated which identifies the individual(s) who nominated each potential Holder Representative. This list may include one additional potential Holder Representative nominated by the Issuer, so long as that person is not be affiliated with or related to the Issuer.

(4) The notice shall instruct the Holders that they will have seven (7) days to vote on who will serve as representative, the date and time at which voting shall close (including a specification of time zone) that each Holders may vote for up to three (3) persons, and that the person who the most votes (with each Holder receiving a few votes equal to the original Principal Sum of Bonds owned) will be appointed the Representative.

(5) The Holders will then have until the date and time specified in the Issuer's notice to cast their votes, which they may do by emailing notice@GameDayEsports.com from their email address of record indicating the original Principal Sum of any Bonds owned as well as the candidate(s) for who they wish to vote. Holders may vote for any individual, regardless of whether or not they were nominated. Ther individual who receives the most votes (which need not represent a Majority of Holders, or even a Majority of Holders who vote) shall, upon written confirmation that they wish to serve, be appointed Representative. If the person so selected declines to serve or does not respond within seven (7) days of being contacted, the person with the second most votes shall be offered the opportunity to serve in a similar manner, and on down the list, until a Representative is chosen.

(6) If no Representative is chosen through this process, then the dispute resolution procedures of this Section (except for Paragraphs 11a, 11f, and 11o) shall be null and voice, the full Total Payment Amount of all outstanding Bonds will be immediately due and payable without further action by any Holders, and each Holder shall have the right to seek to recovery from the Issuer in any legal form of individual, joint, or collective action. In such an event, all other provisions of this Bond, including Paragraph 12, will continue to apply.

11h. **Authority of Holder Representative**. The Representative shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Revenue Sharing Bond, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Representative may determine in its sole and

unlimited discretion, subject to the other provisions of this Revenue Sharing Bond. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Bonds and without naming the Holders as parties.

11i. **Power of Attorney**. Upon the appointment of a Representative, each Holder shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Revenue Sharing Bond. Each Holder shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Revenue Sharing Bond.

11j. **Limitation on Representative's Liability to Holders**. Each Holder hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Revenue Sharing Bond, except and to the extent that a Holder can demonstrate by clear and convincing evidence that such act or omission constituted gross negligence or intentional misconduct.

11k. **Fees and Expenses of Representative**. The Representative shall not be compensated for its time acting as Representative. However, the reasonable fees and costs of the Representative, including but not limited to reasonable attorneys' fees, shall be the obligation of the Issuer, and shall be added on to the amount otherwise payable with respect to the Bonds, and no Holder shall be obligated to pay such fees or costs directly; provided, however, that following an Event of Default, any further payments made by the Issuer shall first be used to pay the reasonable fees and costs of the Representative, and not to make any payments with respect to the Bonds, and if any Holder shall receive any payment with respect to his, her, or its Bond before all of the reasonable fees and costs of the Representative have been paid, such Holder shall promptly pay such amount to the Representative.

11k. **Resignation of Representative**. A Representative may resign at any time by giving notice to the Issuer and all of the Holders of the Bonds at least thirty (30) days before such resignation is to become effective, unless the Holders of a Majority, agree to the appointment of a replacement Representative at a sooner time. Upon the resignation of a Representative, a replacement shall be selected using the procedures of Section 11g.

11l. **Termination of Representative**. The services of a Representative may be terminated at any time (for any reason or no reason) by the presentation of a writing signed by the Holders holding a Majority, but only if they simultaneously appoint a replacement representative.

11m. **Settlements by the Representative**. The Representative shall have the power to settle any and all claims on behalf of the Holders (a "Settlement"), provided that (i) no individual Holder may be favored by such a Settlement, the burden of any reduction in the amount due to the Holders must be shared pro-rata by all Holders and; (ii) any Settlement may be vetoed by written notice from a Majority. To give Holders the ability to exercise this veto power, the full terms of any Settlement must be circulated by email to all Holders (using the email address of each Holder on file with the Issuer) at least fourteen (14) days prior to the effective date of any Settlement. If such a Settlement is not vetoed by a Majority prior to its effective date, it shall be binding on all Holders.

11n. **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

(1) The date the Representative and the Issuer enter a Settlement of all claims; or

(2) If an Acceleration has not been declared by the Holders, the date the Issuer has paid (i) to the Holders, all payments due through such date; and (ii) to the Representative, all the fees and expenses described in Section 11k; or

(3) If an Acceleration has been declared by the Holders, the date the Issuer has paid (i) to the Holders all payments due through such date; and (ii) to the Representative, all the expenses described in Section 11k; but only if a Majority agrees to annul the demand for Acceleration.

11o. **Forbearance Not a Waiver**. If a Holder or the Representative delays in exercising or fails to exercise any of its rights under a Bond or this Revenue Sharing Bond, that delay, or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Holder or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Holder or the Representative, as the case may be.

12. **Governing Law; Venue; Waiver of Jury Trial.** The Bond shall be governed by and construed in accordance with the laws of Delaware without resort to any conflict of laws principles. The courts of Utah shall have sole and exclusive jurisdiction over any matter brought under, or by reason of, the Bond. The Issuer and the Holder each consent to the jurisdiction of Utah's courts, waive any right they may have to transfer such claims or disputes to other courts, and waive all objections that Utah's courts are an inconvenient forum for such claim or dispute. HOLDERS AND THE ISSUER FURTHER AGREE TO WAIVE THE RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

13. **Amendments in Writing.** The Bond may not be changed, modified, or amended expect in writing signed by the parties.

14. **Notice**. Any notice or communication required or permitted hereunder shall be made in writing and given by email at the addresses listed in the Holder's Subscription Agreement (or, if to the Issuer, by emailing notice@GameDayEsports.com). Each party may change the address or addressee to receive notice from time to time by giving notice in the foregoing manner, but the Issuer shall make reasonable efforts to maintain the listed email address for the full duration of this Agreement, and any notice by the Issuer which changes such email address shall explain why such a change is necessary. The person entitled to notice may waive any notice required under this Bond in writing. Notices may be given on behalf of a party by its attorney.

15. **Construction**. Every covenant, term, and provision of this Bond shall be construed simply according to its fair meaning and not strictly for or against the Issuer or Holder. Headings and numbers have been set forth for convenience only. Unless the contrary is compelled by the context, the language set forth in each section applies equally to the entire Bond.

16. **Severability.** If any provision of this Bond is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Bond. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Bond a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

17. **Successors and Assigns.** This Bond is binding upon the successors and assigns of the Issuer and will inure to the benefit of the Holder and its respective successors and permitted assigns.

18. **Entire Agreement**. This Bond and its attachments (including the Holder's Subscription Agreement) represent the final, entire agreement between the parties regarding the subject matter hereof and thereof and may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties.

19. **Waiver**. The Issuer and any endorsers, sureties or guarantors hereof jointly and severally waive presentment and demand for payment, notice of intent to accelerate maturity, notice of acceleration of maturity, protest and notice of protest and non-payment, all applicable exemption rights, valuation and appraisement, notice of demand, and all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Bond and the bringing of suit and diligence in taking any action to collect any sums owing hereunder.

20. **Calculation of Time**. Any period of days calculated under this Bond shall refer to calendar days, not business days, except that any payment, notice, or other performance falling due on a Saturday, Sunday, or U.S. federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

IN WITNESS WHEREOF, Issuer has caused this Bond to be Made and executed as of _____, 20___.

GameDay Inc.

_____
Daniel Baldwin, CEO

EXHIBIT E TO FORM C
SUBSCRIPTION AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

SUBSCRIPTION AGREEMENT

To: Gameday, Inc.
3466 Brookshire Dr
Syracuse UT 84075
notice@GameDayEsports.com

Ladies and Gentlemen:

The undersigned ("**Investor**") hereby subscribes for the number and dollar amount ("**Subscription Amount**") of Bonds (defined below) of Gameday, Inc., a Delaware limited liability company (the "**Company**") as indicated on the signature page hereto.

WHEREAS, the Company is offering up to 1,200,000 Revenue Sharing Bonds (the "**Bonds**") at a price of $1.00 each pursuant to its Form C, including Exhibits, as amended and/or supplemented from time to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "**Securities Act**").

NOW, THEREFORE, it is agreed as follows:

1. The Bonds will be held by the Investor as indicated on the signature page hereto (e.g. individual, corporation, custodial account, community property, etc.).

2. To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

A. Concurrent with the execution hereof, the Investor authorizes North Capital Private Securities Corporation, as escrow facilitator for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Investor's bank or other financial institution or the Investor has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Subscription Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator.

B. Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

C. The Company has entered into, and from time to time may enter into, separate subscription agreements with other Investors for the sale of Bonds to such other Investors. The sale of Bonds to such other Investors and this sale of the Bonds shall be separate sales and this Subscription Agreement and the other subscription agreements shall be separate agreements.

D. The Company may elect at any time after twenty-one (21) days from the date of the Offering Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has raised the target offering amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior to such Closing Date. Investor may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Investor. If Investor does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Investor will not be permitted to cancel the investment and Investor's funds will be released to the Company promptly upon the Closing Date and the Investor will receive Bonds in exchange for his or her or its investment. Bonds will be issued in book entry form.

E. The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor. The representations, warranties and covenants made by Investor herein shall survive the closing or termination of this Subscription Agreement.

F. The Investor understands that the Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed. These fees would result in each Revenue Sharing Bond having a cost of $1.0285 or $1.06, which will reduce each Bond's effective rate of return. Since investors should consider this fee to be part of each Investor's maximum investment amount when calculating the amount an unaccredited investor is permitted to invest under 17 CFR § 227.100(2), these fees will also reduce the number of Bonds an unaccredited investor can purchase.

G. The aggregate value of Securities sold shall not exceed $1,200,000 (the "Oversubscription Offering"). The Company may accept subscriptions until January 31, 2025 (the "Termination Date"), unless the Company extends the Termination Date by amending the offering.

3. The Investor hereby represents and warrants that the Investor is a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "**Accredited Investor**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act; or

B. the Subscription Amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Subscription Agreement does not represent:

i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

For the purpose of the above calculation, investors should consider the "Investment Fee" charged by the Company to be part of each Investor's maximum investment amount when calculating the amount an unaccredited investor is

permitted to invest under 17 CFR § 227.100(2), which will reduce the number of Bonds an unaccredited investor can purchase.

4. The Investor hereby further represents, warrants, acknowledges and agrees as follows, which representations and warranties will be true and correct as of Investor's Closing Date:

A. The information provided by the Investor to the Company via this Subscription Agreement and its exhibits, schedules or appendices, or otherwise is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

B. The Investor, if an individual, is over 18 years of age (or older if required by Investor's state), and the address set forth above is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth on the signature page.

C. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Bonds or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Bonds, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Bonds. Investor further represents that Investor's subscription and payment for and continued beneficial ownership of the Bonds will not violate any applicable securities or other laws of Investor's jurisdiction.

D. The Investor has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

E. Except as set forth in this Subscription Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee, or affiliate thereof. The Investor has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the Bonds. The Investor is making its own independent investment decision based on the information provided in the Company's Offering Statement, and not based on any other documents or information generated by the Company or its existing Members, directors, employees, or agents.

F. The Investor is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company, as may be desired or advisable.

G. The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

H. The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

I. The Investor acknowledges and understands that:

    i.   The Bonds are a speculative investment and involve a substantial degree of risk;

    ii.   The Company does not have a significant financial or operating history;

iii. The Bonds are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and

iv. Any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

J. The Investor has carefully reviewed and understands the Company's Offering Statement, as amended or supplemented, and exhibits included therewith, including the "Risk Factors" contained in the Offering Statement.

K. The Investor represents and warrants that (i) the Bonds are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Bonds are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("OFAC"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member close associate of a senior foreign political figure.

L. The Investor acknowledges that by use of the credit card or ACH/EFT payment option hereunder, the Investor: (1) authorizes the automatic processing of a charge to the Investor's credit card account or debit the Investor's bank account for any and all balances due and payable under this agreement; (2) acknowledges that there may be fees payable for processing the Investor's payment; (3) acknowledges and agrees that THE INVESTOR WILL NOT INITIATE A CHARGEBACK OR REVERSAL OF FUNDS and that agrees that the Investor will be liable for any and all damages that ensue as a result of any such chargebacks or reversals.

M. If the Investor is an individual retirement account, qualified pension, profit sharing, or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company.

N. Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Investor is subject.

O. Investor has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed, and delivered, and constitutes the legal, valid, and binding obligation of Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

P. Investor acknowledges and agrees that there is no ready public market for the Bonds and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Bonds on any market or take any steps [including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")] with respect to facilitating trading or resale of the Bonds. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Bonds. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Bonds. Investor further understands and agrees that the Bonds **may not be transferred by Investor during the one-year period beginning at the Closing Date, unless such securities are transferred (i) to the Company; (ii) to an accredited Investor; (iii) as part of an offering registered with the U.S. Securities and**

Exchange Commission; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. This provision will survive closing or termination of this Subscription Agreement.

5. Investor has accurately answered all questions on and completed the signature page hereto, the Accredited Investor Representation (if applicable), the International Investor Representation (if applicable), and all other exhibits, appendices and schedules included herewith, each made a part hereof by reference.

6. Investor agrees that the Company may rely on the representations and warranties and other information provided by Investor.

7. It is understood that this subscription is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto. The Company may terminate the offering at any time, and may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the Bonds (or any portion thereof) to Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), except for Section 2(D) hereof, which shall remain in force and effect.

8. The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Subscription Agreement the Investor authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Company.

9. The Company represents and warrants to the Investor that:

A. The Company is duly formed and validly existing in good standing as a corporation under the laws of the State of Delaware and has all requisite power and authority to carry on its business as now conducted.

B. The execution, delivery, and performance by the Company of this Subscription Agreement have been authorized by all necessary action on behalf of the Company, and this Subscription Agreement is a legal, valid, and binding agreement of the Company, enforceable against the Company in accordance with its terms.

10. Notwithstanding anything contained in this Subscription Agreement, Investor is not being asked to waive, and is not waiving, any right to bring a claim against the Company under the Securities Act or Securities Exchange Act of 1934, as amended; however, the Company may rely on the representations contained in this Subscription Agreement in defense of such claims, if applicable.

11. Miscellaneous.

A. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons or entity or entities may require.

B. This Subscription Agreement is not transferable or assignable by Investor without the prior written consent of the Company.

C. The representations, warranties, and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators, and successors, and shall inure to the benefit of the Company and its successors and assigns.

D. None of the provisions of this Subscription Agreement may be waived, changed, or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

E. The invalidity, illegality, or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality, or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

F. This Subscription Agreement constitutes the entire agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

G. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

H. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

I. No failure or delay by any party in exercising any right, power, or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

J. Notice, requests, demands, and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery. All methods of transmission to be made to the respective parties at the addresses set forth on the signature page hereto with respect to the Investor and above on page 1 of this Subscription Agreement with respect to the Company.

K. THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES. There is no guarantee that an investment in the Company will generate a profit or return on investment, or that the Investor will not lose their entire investment. The Investor is advised to seek the advice of professional counsel, including tax, legal, and financial advisors, and the Investor is making its own independent decision on the suitability of an investment in the Company.

L. Investor agrees that the Company may deliver all notices, tax reports, and other documents and information to Investor by email or another electronic delivery method chosen by the Company. Investor agrees to tell the Company immediately if Investor changes its email address or home mailing address so the Company can send information to the new address.

M. Each of the parties hereto agrees that the transaction consisting of this Agreement and its exhibits, appendices and schedules (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

N. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware as applied to contracts executed in and performed wholly within the State of Delaware, without reference to principles of conflict of laws. HOLDERS AND THE ISSUER FURTHER AGREE TO WAIVE THE RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

[EXECUTION PAGE FOLLOWS]

GAMEDAY, INC.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Revenue Sharing Bonds of Gameday, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Revenue Sharing Bond Agreement and the Subscription Agreement. The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

Number of securities: **Bonds**
Subscription Price: $ **USD**

TYPE OF OWNERSHIP:

(Name of Subscriber)

If the Subscriber is individual: If the Subscriber is not an individual:

By:
(Authorized Signature)

☐ Individual

(Official Capacity or Title, if the Subscriber is not an individual)

☐ Joint Tenant
☐ Tenants in Common

☐ Community Property

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

If interests are to be jointly held:

Name of the Joint Subscriber:

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Taxpayer Identification Number

Type of account:

(Telephone Number)

EIN of account:

(Offline Investor)
(E-Mail Address)

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of
Gameday, Inc.
By:

Authorized Signing Office

GAMEDAY, INC.

ACCREDITED INVESTOR REPRESENTATION

PLEASE INITIAL EACH APPLICABLE STATEMENT BELOW

1.   _____   The investor is a natural person (individual) whose own net worth, taken together with the net worth of the investor's spouse or spousal equivalent, exceeds $1,000,000. Net worth for this purpose means the difference between total assets and total liabilities, excluding positive equity in the investor's principal residence, but reduced by (1) any additional indebtedness secured by the investor's principal residence incurred within the 60 days prior to his/her purchase of Units (other than debt incurred as a result of the acquisition of the primary residence) and (2) any negative equity in the investor's principal residence. Assets need not be held jointly to be included in the calculation of net worth, nor do the securities need to be purchased jointly.

2.   _____   The investor is a natural person (individual) who had an individual income in excess of $200,000 (or joint income with the investor's spouse or spousal equivalent in excess of $300,000) in each of the two previous years and who reasonably expects a gross income in excess of $200,000 (or joint income with the investor's spouse in excess of $300,000) this year.

3.   _____   The investor is a director, executive officer, or manager of the Manager or the Company.

4.   _____   The investor is an entity as to which all the equity owners are accredited investors.

5.   _____   The investor is a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring Units, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D of the Securities Act.

6.   _____   The investor is an organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

7.   _____   The investor is either (i) a bank or any savings and loan association or other institution acting in its individual or fiduciary capacity; (ii) a broker or dealer; (iii) a registered investment advisor or investment advisor relying on the exemption from registering under the Investment Advisors Act of 1940; (iv) an insurance company; (v) an investment company or a business development company under the 1940 Act or a private business development company under the 1940 Act; (vi) a Small Business Investment Company licensed by the U.S. Small Business Administration; (vii) a Rural Business Investment Company as defined in the Consolidated Farm and Rural Development Act; or (viii) an employee benefit plan whose investment decision is being made by a plan fiduciary, which is either a bank, savings and loan association, insurance company, registered investment adviser, or an employee benefit plan whose total assets are in excess of $5,000,000 or a self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors.

8.   _____   The investor is an entity not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000.

9.   _____   The investor is a natural person holding in good standing a Series 7, 65, or 82 license or one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status. The professional certifications or designations or credentials currently recognized by the SEC as satisfying the above criteria will be posted on its website.

10. _____ The investor is a "family office" as defined in the Investment Advisers Act of 1940 and (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or a "family client" of such family office whose prospective investment is directed by such family office.

INTERNATIONAL INVESTOR REPRESENTATION

FOR SUBSCRIBERS RESIDENT OUTSIDE OF THE UNITED STATES

TO: Gameday, Inc. (the "**Company**")

The undersigned (the "**Subscriber**") represents covenants and certifies to the Company that:

i.   The Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in the United States or subject to applicable securities laws of the United States;

ii.   the issuance of the securities in the capital of the Company under this agreement (the "**Securities**") by the Company to the Subscriber (or its disclosed principal, if any) may be effected by the Company without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii   the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv   the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v   the applicable securities laws do not require the Company to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind what so ever in the international jurisdiction;

vi.   the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Company to be come subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Company to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Company;

vii.   the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of the United States, and the Subscriber acknowledges that the Company shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. The Subscriber will provide such evidence of compliance with all such matters as the Company or its counsel may request

The Subscriber acknowledges that the Company is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Company. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Company to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                   By:
                                                   (Signature)

                                                   Name:

(If signing on behalf of entity)

Title:
(If signing on behalf of entity)

EXHIBIT F TO FORM C
COMPANY REVIEWED FINANCIAL STATEMENTS

(*follows on next page*)

January 19, 2024

To Whom It May Concern,

We have reviewed the accompanying financial statements of Gameday Inc which comprise the statement of financial position as of December 31, 2023 and the related notes to the financial statements, if any. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Daniel R. Nordstrom
Nordstrom Accounting Services
Direct: 801-787-6663

Phone (801) 210-0720 Cell (801) 787-6663 Fax (866) 429-2125
danny@nordstromaccounting.com

Gameday Inc

Balance Sheet
December 31, 2023

Liabilities and Equity

Current liabilities		
Accounts payable	$	55,000.00
Total current liabilities		55,000.00
Equity		
Retained earnings		(55,000.00)
Total equity		(55,000.00)

Gameday Inc

Income Statement
For the year ended December 31, 2023

Operating expenses

Licenses and Registration Fees	$	480.00
Professional fees - Legal		40,071.00
Professional fees - Consulting		15,000.00
Total operating expenses		55,551.00
Net income (loss)		(55,551.00)
Retained earnings, beginning		0.00
Capital contributions		551.00
Retained earnings, ending	$	(55,000.00)

Gameday Inc

Statement of Cash Flow
For the year ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(55,551.00)
Increase/(decrease) in accounts payable		55,000.00
Net cash provided by (used in) operating activities		(551.00)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided by (used in) investing activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions of capital		551.00
Net cash provided by (used in) financing activities	$	551.00
Net increase/(decrease) in cash		0.00
Cash at beginning of period		0.00
Cash at end of period	$	0.00

Gameday Inc

Statement of Retained earnings
For the year ended December 31, 2023

Retained earnings, beginning		0.00
Net income (loss)	$	(55,551.00)
Capital contributions		551.00
Retained earnings, ending	$	(55,000.00)

EXHIBIT G1 TO FORM C
SOLICITATIONS OF INTEREST IN ACCORDANCE WITH REG CF RULE 206
JANUARY 12, 2024 PRESENTATION SLIDES

(*follows on next page*)

GAME DAY U™
UNIVERSE

OUR MISSION IS TO CREATE ACADEMIC AND CAREER OPPORTUNITIES USING IMMERSIVE VIDEO GAME & EXPIERENTIAL STEAM EDUCATION ENVIRONMENTS.

~~KNOWLEDGE~~ IS POWER

ACCESS TO INFORMATION IS POWER →

- INNOVATION
- OPPORTUNITY
- CREATION

VISIT: GAMEDAYESPORTS.COM

CONTACT: DANIEL@GAMEDAYESPORTS.COM

The Organization

GameDay will thrive due to the diverse knowledge of accomplished leadership that has lead to dynamic and tightly bonded teams ready to succeed and prepared to overcome any obstacle.



DANIEL BALDWIN

CEO & Co-Founder

15 Years Director of Finance
5 Years Executive Consulting &
Corporate Liaison.
. Community builder, Retail United Co-
Founder, Veterans United Advisor.,
Marketing Director Select Systems



IAN COYNE

Chief Visonary Officer & Co Founder

5 Years as CEO for a premiere scholastic
Esports design firm.
7 Yrs Theme Park design and global
marketing. CEO @ Vessel Creative
Solutions, MassPlay non-Profit, Evology
Esports tech furniture.
Father, Futurist, General do Gooder



BRYAN WILLIS SR.

Advisory. VP Operations
(ATL)

Senior Executive Sharp and
Toshiba as well as board positions
for other well recognized
organizations.
Founder @ BeStrong Water.
Father, Footballer, Innovator.

GAME DAY U UNIVERSE

Instead of resisting progress, engage innovative new ideas

STOP

If You're Tired Of Fighting This





PRIORITIES

Because You Know How Important This Is

ESPORTS

Then You Can Have Both & So Can They







LEVEL COMPLETE
2019

IF SIMULATIONS CAN CREATE CHAMPIONSHIP DRIVERS





1000'S
OF NEW JOBS CAN BE CREATED

AAA
EMBRACE THE TRIPLE A MINDSET

ACCESS + ACADEMICS = ACHIEVEMENT





INTRODUCING USERS TO INNOVATIVE ALTERNATIVES
FOR DRIVING ACADEMIC & EMPLOYMENT SUCCESS!



CAN OTHER PROFESSIONS BE DISCOVERED THE SAME WAY?


ESPORTS RELATED PROFESSIONS
PERFORMANCE MANAGEMENT
Head of Esports
Executive Officer
Media Trainer
Head of Scouting
Data & API Collector
(Team) Manager
(Video) Analyst
Head Coach
Career Manager
HEALTH MANAGEMENT
Physical Trainer
Physical Therapist
Sport Medicine Physician
Sports Director
Performance Psychologist
Wellness and Mental Coach
Nutritionist or Dietitian
High Level Player
PERFORMANCE OPTIMISATION
ENTERTAIN-MENT
Desk Analyst
Video Maker
Host on Stage
Streamer
Caster
EDUCATION
Teacher
Researcher
Instructor
Association Manager
ADMINI-STRATION
LEGAL
Legal Manager
Lawyer Attorney
Legal Counsel
FINANCIAL
Financial Manager
Budgeting Manager
Financial Analyst
Accountant Treasurer
HUMAN RESOURCES
HR Manager
Recruitment Officer
Training Manager
Mobility Manager
SERVICES
Apparel Provider
Facilities Provider
Hardware Supplier
Software Supplier
Insurance Provider
BUSINESS
COMMERCIAL
Business Developer
Head of Reception Areas
Rights Purchaser
Rights Reseller
MEDIA
Journalist
Photographer
Editorial Manager
Editorial Assistant
EVENTS ORGANISATION
Event Project Leader
Executive Producer
Observer
Runner
Translator
Event Director
Administrator or Referee
SALES MARKETING
Head of Product
Head of Advertising
Trade Marketing
Trade Merchandising
Head of Licensing
Head of Sponsoring
Head of Sales Marketing
Head of Partnership
Head of Localisation
Brand Manager
BROADCAST
Broadcast Distribution
TV Manager
TV/Live Producer
Broadcast Manager
Content Analyst
Stage Manager
Security Engineer
Replay Operator
Video Producer
Set Assistant
Stream Director
Live GFX
Stream/VOD Monitoring
Cameraman
INFORMATION & TECHNOLOGY
Network Architect
Network Technician
Technical Producer
Network Engineer
Light Engineer
Sound Engineer
Director
Software Architect
Balancing Manager
Software Engineer
Data Engineer
GAME SUPPORT & DEVELOPMENT
COMMUNI-CATION
Press Officer
PR Officer
Internal Communication
External Communication
Communication Corporate
Content Editor
DIGITAL
Social Media Optimiser
Community Manager
Traffic Manager
Web Marketer
Web Designer
Web Developer
Mobile Developer
Artistic Director
3D Graphic Designer
Graphic Designer
Creative Strategist
Post Editor
Video Editor
Startup Business Plan
03
© Nicolas Besombes – February 2020 – v.3.0

GAMEDAY'S MISSION

Study: Lack of skilled talent increasingly threatens businesses worldwide.

About **72%** of the surveyed global business leaders believed that the top issue for them was the lack of availability of leaders and employees with key skills

STEAM EDUCATION   CAREER TRAINING   TALENT RECRUITMENT

KEYNOTES EVENTS   TEAM BUILDING   MENTOR PROGRAMS   START UP SUPPORT

FUTURE TECHNOLOGY ACTIVATIONS   FAMILY ENTERTAINMENT   AFTER SCHOOL PROGRAMS   MASTER CLASSES   IMMERSIVE EXPERIENCES



No one can make a person learn anything they don't want to, **but help them find their passion and they will run towards their destiny.**

GAME DAY UNIVERSE

Utah High School Activities Association (UHSAA)

are ready to adopt Esports as official athletic activity by 2025.

39 Schools

and counting are excited to work with GameDay



UHSAA

WEBER INNOVATION EARLY COLLEGE

WEBER

TIMPANOGOS

BRAVES

ALTA HAWKS

SAN JUAN BRONCOS

WEST JORDAN

ENTERPRISE

FARMINGTON

SPANISH FORK HIGH SCHOOL

BOUNTIFUL REDHAWKS

DAVIS CONNECT K-12 ONLINE SCHOOL

NORTH SANPETE HIGH SCHOOL



GAME DAY U UNIVERSE

Strategic Relationships

AIRLOCK

CONTENT CREATOR PARTNERSHIP



Ken Garff ESPORTS

CTE CAREER PATHWAYS

PF MEDIA

CONTENT PRODUCTION

guru

Startup Studio

SPACESTATION GAMING SSG

TOP UTAH GAMING TEAMS







UHSAA

Utah Scholastic Esports Association



nerd

WEB3 PARTNER

legible

SPublishing & Curriculum Text

VESSEL CREATIVE SOLUTIONS WE BUILD ESPORTS SPACES

VENUE DESIGN

MR.THREAD MERCH













LABS

Startup Studio

msb.ai

 **SPACESTATION GAMING**

 **MOONWALK MEDIA**

 ROCKET LEAGUE   HALO PUBG








@Shonduras



 **209K**  **212.4K**  **218K**  **55K**

STRATEGIC RELATIONSHIPS WITH TOP INFLUENCER BRANDS THAT EMBRACE UTAH'S COMMUNITY & ACADEMIC VALUES




NERD UNiTED



NERD UNiTED
DRIVING INNOVATIVE TEAMS

Connect the tools you already use.



People operations
for tech companies.



Perspect Team

Contributions   Activity Feed   Skills

+ Add Co

Activity   Feed   Active

Search..

All Contributors   All Activity   All Time   Kristie Le
                                                      Editing butt
                    Today   Filter Fe

8 AM

9 AM   Kristie Lehner   10:51 AM   Francis Ru
                Commit made to branch [branch name] with message 'commit   Interacting
                message]   Filter Fe
10 AM
                Kristie Lehner   11:02 AM   Tammy Ca
                New branch [branch name] created from [source branch name]   In a meetin
11 AM   Filter Fe
                Francis Runolfsson   1:24 PM
                Pull request opened for [ticket number] by [username]
                                                      Lucas Rat
12 PM   Front-end home page for mobile wallet.   Inactive
                WT-744   Filter Fe

1 PM   Francis Runolfsson   3:54 PM
                Branch [branch name] merged into [target branch name]



BUILT-IN BLOCKCHAIN-BASED REWARDS

TEAMING UP TO SUPPORT EACH OTHER WITH AI DRIVEN PLATFORM, INTEGRATED REWARDS FOR MEMBERS, WEB3 & TECH RECRUITING FOR HR AND OFFICE ADMIN

Advised by industry experts



Rob Chiarini
Esports Industry Veteran

Zenni Optical • Ubisoft
Gamers.vote • IGN • Blizzard



Cannon Cottle
CyberSecurity Expert

McDonalds Manager of
Applications Security
CISSP



Cheryle Caplinger
Academic Relationships Advisor

APR, CFRE
Executive Director | External Relations
Utah Tech University



Shaun McBride
Influencer

The SpaceStation • SSG
4.4M Subscribers
27 Billion Views



Jaycee Dubyuh
Ethical Compliance Advisor

Creative Director LVLUP On Education
Event Telent Recruiter
Founder -The Telligent Agency



Marcus Howard
Esports Advisor

Published Author • Professor
Featured Speaker
Int'l Startup Advisor



Kenneth Brenneman
Finacial Advisor

Ex VP Goldman Sachs
Main St Bond • Reg CF
Securities and Startup Expert



Alex Hopkins
Marketing Advisor

Mr Threads owner
Lions Not Sheep
Merch Director



Mark Elenowitz
Financial Advisor

Horizon Fintech
Upstream Exchange
Securities Reg A+ Author



Mark Basile
Financial Compliance Advisor

Basile Law
2X Public Startup CEO
Securities Litigation

GAME DAY U UNIVERSE

Ready To Go Mentors



Dave Henrie
Grants • Security Advisor

State Grants Project Mgmt
SUU Cyber Security



Jeremy Neihring
Social Media Expert

1.2 million followers on tiktok
Social Media Advisor
Influencer Marketing



Sarah Dodds
Graphic Design Future Mentor

3X Grammy Winner
Backstage Design Studio



Jeremy Cogan
Edu Advisor

Director of Facilities Planning @
Santa Ana
Unified School District



Janet Ivey
S.T.E.A.M. Edu Consultant

President at Explore Mars
CEO of Janet's Planet



Taani Fisilau
H.R. & Web3 Recruiting

Nerd United
Sr. Technical Recruiter,
BlockChain Expert

Eager to begin their new careers



Bryan Willis Sr
VP of Operations (ATL)

Head of Operations
Atlanta Division



Michael McGee
UX Integrations

CRM Manager - Tim Dahle Automotive
Princeton Athletics - Scholarship Recipient
1 Yr corp marketing & strategy
apprenticeship - Huckleberry research



Shane Flaherty
Gaming • Events • Coaching

FaZe Clan Overwatch Pro Play
FaZe Clan Team Manager



Tanner Johnson
IT • Network Engineer

Sales Trainer, Saas, System
Process Admin



Cynthia West M.S.W.
Resilience Director

Co-Founder Retail United
Board of advisors – Veterans United
The Naked Truth 501c
Military Spouses Assoc.



Elmer Saavedra
Network Engineer

Customer Service - CRM



Isaac Bystrom
Sales • Marketing

Sales Trainer Tim Dahle Nissan Bountiful
Father's rights advocate & single dad
1 year corporate marketing & strategy
apprenticeship - Huckleberry research

GameDay management team brings experience and a history of success

The Biggest High School Esports project in the Nation





Santa Ana Esports

The **Largest** Esports Project in a High School

Design/Tech/Consultation/P.M.

Our team hired Vessel as part of a 9 month sprint in 2019 to complete design and construction of the nation's first professional grade E-Sports arena integrated into a public high school. The result was the Century High School Esports Arena, a one-of-a-kind space for a high school. Their work was exemplary and exceeded expectations.

Ian's creative vision was the driving force of our project development, and he followed through with highly detailed conceptual renderings and many hours / late nights of on-site support to ensure the project came together as planned. I selfishly want to keep SAUSD #1 in E-Sports, nevertheless I would easily recommend him to any colleagues looking to establish similar state-of-the-art facilities.



Jeremy Cogan
Director of Facilities Planning @ S.A.U.S.D.

Professional Arena Format

STUDIO BROADCAST STREAMING & MULTI-CAM

4 Technologies in one room

Game Dev / Esports / V.R. Glasses A.R. / Ipads














Floor Plan Renderings Concept







1st Floor Esports / Arena Stage / Retail / F&B / Arcade   **2nd Floor** Classrooms / Shared Workspace / Coffee & Snacks / Lounge









Style Board

GAME DAY UNIVERSE

Intelligent Lighting & Tech





Inspiring immersive spaces using the latest technologies





Inclusive Branding Opportunities























METRO
SPORTS

CONSOLE GAMING
CONTROL ROOM
STAGE
TELESCOPE SEATING
PARTY ROOM 1
PARTY ROOM 2
PARTY ROOM 3
REST ROOMS
ARCADE FLOOR SPACE

GAME DAY U™
UNIVERSE
THANK YOU

LET'S NAVIGATE THE FUTURE TOGETHER

GameDay, Inc. incorporates elements of game play in order to encourage engagement from users. Using the gamified methodology, GameDay, Inc. will operate as an administrator of gamified experiential S.T.E.A.M. technologies used for academic development.

Become part of our team today!

Contact: Daniel@GameDayEsports.com   Visit: GameDayEsports.com

EXHIBIT G2 TO FORM C
SOLICITATIONS OF INTEREST IN ACCORDANCE WITH REG CF RULE 206
JANUARY 12, 2024 PRESENTATION TRANSCRIPT

(*follows on next page*)

Solicitations of Interest in accordance with Reg CF Rule 206 = Transcript of Presentation

A video recording of this presentation (which was live streamed over the internet) is available at https://www.youtube.com/live/AZ0yEG1lkdg?si=qAqmcl117OSCJiz8

The presentation begins at approximately the 4Hr 53Min mark of the above linked video.

Transcript is as follows:

4:53:11

yeah you ready go all right hello everybody thank you for watching the live stream on YouTube my name is Daniel

4:53:17

Baldwin I'm from Salt Lake City Utah and I am the CEO and co-founder of game day Inc I'm here today with my other

4:53:25

co-founder Ian coin he's from Dana Point California and we bring a tremendous

4:53:30

amount of uh experience and insight it within the online gaming environment I'm

4:53:36

going to tell you a little bit about game day but first I think it's really important that you know a little bit

4:53:41

about my personal story about a year and a half ago I was

4:53:47

in a tremendous amount of conflict with my teenage son you see I was big from

4:53:52

the academic and he needs to be looking at his opportunities and life perspective and he was big about being a

4:53:59

teenage boy I want to play video games dad school can come later obviously that

4:54:04

came to a head and our relationship was worse than ever what I did is what I

4:54:09

realized that I wasn't going to win this battle I said okay let's look at it from your perspective and see if we can actually prove some of these things

4:54:16

because of course when I told him no more video games he said but Dad I'm learning teamwork I'm learning strategy

4:54:24

I'm learning about all of these different things I'm making friends I am gaining something from these games so I

4:54:30

said okay perfect let's prove it I went and looked at the game game that he was playing it was this airplane game and it

4:54:37

evolved from planes from World War II all the way up to Modern aircraft sr22s you name it he was telling me about

4:54:43

structure design aerodynamics Aviation I said wow you really are learning stuff

4:54:48

from this game I went to a school I said isn't there anything that we can do about this they said sure let's take a

4:54:54

look at it they put him into robotics they put him into mathematics they put him into science technology engineering

4:55:00

and math he is now in a space and piloting program program his GPA is higher than it's ever been and he's

4:55:07

actually meeting with the uh company directors of some famous Aerospace and

4:55:13

design agencies to learn exactly what he needs to do to become a future test pilot or aerospace engineer now that's

4:55:20

my success story let me tell you one that might hit a little bit closer to home I'm sure a lot of people remember

4:55:25

the movie Grand Turismo they took the SIM racer and he became a real race car

4:55:30

driver finally imagine what if you did that across all different Industries and

4:55:37

sectors and all different Gams what if you could discover your future drone Pilots because of the way they're

4:55:43

playing a game what if you could discover your future graphic designers because of the way that they're playing

4:55:48

Minecraft what if you could discover your future leaders and Industry experts

4:55:55

all because of the way they started playing a game when they were kids well we believe that that's more than

4:56:00

possible we believe that that's the way that the industry should be going working with academic and Scholastic

4:56:06

relationships working with opportunities and employment we think that we can evolve gaming through stem education

4:56:13

specifically gamified stem education technology engineering mathematics Arts

4:56:19

podcasting content creators gamified room environments now we aren't alone as

4:56:24

we're doing this we've actually done some of the homework already we reached out to over a 100 high schools in Utah

4:56:31

uh Esports or online Competitive Gaming is going to go live as an athletic by

4:56:39

2025 which means over a 100 Schools need the support and infrastructure that we

4:56:44

offer 39 of those schools have already told us yes please we would love to work

4:56:49

with you because we need help as we build out these programs and we need the resources that you're planning on

4:56:54

offering game day is going to build connect and build communities throughout

4:56:59

these cities offering opportunities at every access level whe whether it's an 8-year-old that's just having fun

4:57:06

whether it's a 29-year-old that's looking to transition their opportunities maybe from nursing to development or maybe from developer to

4:57:12

engineer 80% of Nationwide employees right now

4:57:18

are not satisfied in their current jobs they just don't know how to transition over to new forms of opportunity and

4:57:24

employment that's where game day comes in again we see game day Labs all across

4:57:30

the United States uh again starting in places like Salt Lake City Las Vegas Idaho Los Angeles and

4:57:39

Atlanta you've probably heard that Esports wasn't profitable uh you maybe

4:57:45

have heard that Esports as a industry uh was really great and trending but they

4:57:51

just couldn't figure out how to get through uh the cost of it well if you look at Esports Esports is the number

4:57:58

two engaged sport Nationwide second only to football in fact there are a couple of Esports events last year alone that

4:58:05

actually had more viewers than the Super Bowl I found it hard to believe too there's there's one event that sold out

4:58:12

the Staple Center faster than Taylor Swift so if you look at the Esports Market engagement uh consumers people

4:58:20

that are wanting to participate that isn't the problem again it's profitability Esports alone is a six

4:58:27

billion Doll Market but if you start adding in education career opportunities

4:58:32

recruitment and extracurricular training we jump to an over $250 billion opportunity it's not in

4:58:41

gamifying entertainment it's not in providing another time waste or screen R it's in helping communities building

4:58:47

people giving people opportunities and access is where the real opportunity is and that's where we hope to fit in uh we

4:58:55

just started testing the waters for a fundraise it's going to be live I believe right now on Main Street Bond

4:59:03

so if you want to get engaged I would encourage you to visit Mainstreet bond.com or Gamay esports.com to find

4:59:10

out more information and you can help us uh come to a city near you in the near

4:59:17

term uh some of our relationships already in Salt Lake City include companies like space station gaming

4:59:23

airlock uh keng Garf Esports the Utah High School uh Athletic Association as

4:59:30

well as one of our uh newest relationships with ner United a recruiting agency that is literally

4:59:35

going to use the skills development and recruitment uh process that we've developed to help find the next

4:59:43

generation of tech recruits developers HR office administration accounting

4:59:50

services so again showing that there is opportunity that can come from

4:59:56

gaming I hope that you'll join us and our awesome team of advisers of Industry

5:00:03

experts as you can see we have some amazing people that are already supporting what we're doing and where

5:00:10

we're going with it I didn't know about the three minutes and I'm sorry because I know I'm live streaming perfect now I

5:00:16

mentioned earlier that I partnered uh my chief Visionary his name is Ian coin I

5:00:22

got very lucky see I was mission driven I was Purpose Driven but I lacked the Esports industry experience I come from

5:00:29

operations and finance uh running uh dealerships and showrooms and and other

5:00:35

    things uh but my partner Ian comes from uh theme park and attraction design and

5:00:43

    so he was actually looking for an opportunity to show what Esports really

5:00:49

    could be and he had already started rendering out the spaces that I'm talking about in fact he's built some of

5:00:57

    the most technologically advanced Esports programs for academic and schools in the entire ire Nation uh some

5:01:04

    of his work can be seen all across California and now not only do we have the operational the vision the mission

5:01:11

    experience but we have the related Esports experience to ensure that the

5:01:17

    opportunities that we want to make are going to happen again join us Gamay

5:01:23

    esports.com or go to Mainstreet bond.com and you can get involved

5:01:28

    starting today wooo yeah

5:01:35

    yeah

5:01:44

    thanks that was good

5:02:01

    good

<u>EXHIBIT H TO FORM C</u>

<u>LISTING AGREEMENT WITH COMMUNITY BOND, LLC</u>

(*follows on next page*)

PLATFORM LISTING AGREEMENT

This Platform Listing Agreement ("Agreement") is made and entered into as of 1/28/2024 ("Effective Date") by and between Community Bond, LLC, a Utah limited liability company ("CB") and Gameday, Inc("Issuer") (each, a "Party," and collectively, the "Parties").

WHEREAS Issuer seeks to complete an offering ("Offering") of the Issuer's securities ("Securities") under section 4(a)(6), Regulation Crowdfunding ("Reg CF"), of the Securities Act of 1933 (the "Securities Act");

WHEREAS Issuer intends the Offering be facilitated by CB though its FINRA-registered funding portal located at https://www.mainstreetbond.com/ including all branches and subdomains thereof (the "Portal").

NOW, THEREFORE, in consideration of the mutual promises and covenants herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows.

1. **Definitions.** The following terms shall have the meanings ascribed below, and these definitions shall apply for all purposes unless otherwise stated or the context clearly indicates a different meaning:

   (a) "Affiliate" means an individual, corporation, partnership, or other legal entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, a specified entity. Control, as used in this definition, means the power to direct or cause the direction of the management and policies of the entity, whether through ownership of voting securities, by contract, or otherwise.

   (b) "CB Commissions" means cash Proceeds equal to 5 percent (5.0%) of the amount raised by the Issuer from a Successful Offering, and a securities interest equal to 0 percent (0%) of the total Securities issued as part of such Successful Offering, such securities interest issued pursuant to Section 4(a)(2) of the Securities Act.

   (c) "Closing Date" means the deadline by which the Issuer must raise the Target Offering Amount or withdraw the Offering.

   (d) "Escrow Account" means the account established by the Escrow Agent at the direction of CB.

   (e) "Escrow Agent" means a neutral third-party entity approved by the SEC and FINRA to hold proceeds on behalf of Investors.

   (f) "Escrow Fees" means the amount paid by the Issuer to CB to reimburse CB for the cost to open and facilitate such Escrow Account as governed by each relevant tri-party escrow agreement by and between CB, the Issuer, and the Escrow Agent.

   (g) "Exchange Act" refers to the Securities Exchange Act of 1934, as amended.

   (h) "Extended Closing Date" means an amended Closing Date resulting from a decision by the Issuer to materially change the terms of the Offering by extending the Closing Date, which may occur one or more times with CB's consent. The Extended Closing Date will supersede the Closing Date for the purpose of this Agreement.

(i) "FINRA" means the Financial Industry Regulatory Authority.

(j) "Investor" means any Person who accesses materials related to the Issuer's Offering, regardless of whether they make an investment commitment in the Offering.

(k) "Issuer Information" means information related to the Issuer and/or the Offering as provided by Issuer on the Portal and Form C.

(l) "Material" means information that a reasonable Investor would consider important in deciding whether to purchase the Securities.

(m) "Offering Fees" means all fees incurred by CB on behalf of the Issuer, with the Issuer's prior approval, a $5 per Investor processing fee charged to CB by its technology provider, Escrow Fees, and all fees associated with the use of any credit card or alternative considerations processors.

(n) "Person" means any individual, partnership, corporation, trust, limited liability company, or other entity.

(o) "Proceeds" means cash and other consideration contributed by Investors subscribing to the Offering.

(p) "Securities Act" means the Securities Act of 1933, as amended.

(q) "SEC" means the U.S. Securities and Exchange Commission.

(r) "Successful Closing" means the completion of a Successful Offering and the disbursement of all Proceeds to the Parties.

(s) "Successful Offering" means an offering that satisfies the requirements of Reg CF and the conditions set by the Issuer such as raising the Target Offering Amount by the Closing Date.

(t) "Target Offering Amount" means the threshold amount the Issuer must raise in order to complete its Offering.

(u) "Termination" means termination of this Agreement pursuant to Section 25.

(v) "Transfer Agent" means an agent registered under section 17A of the Exchange Act appointed to track the initial ownership and subsequent changes in ownership of the Securities of the Issuer.

2. Term. This Agreement shall commence on the Effective Date and shall end upon the earlier of (i) a Successful Closing or (ii) Termination by either Party pursuant to Section 25.

3. Onboarding Fee. Upon execution of this Agreement, Issuer shall pay CB an onboarding fee of $6075 ("Onboarding Fee"). The Onboarding Fee is non-refundable and earned on receipt even if this Agreement is terminated and regardless of whether the Issuer ultimately conducts an Offering on the Portal (including if, after conducting due diligence, CB rejects the Issuer as ineligible to conduct a Reg CF offering) and whether the Issuer's offering is ultimately successful. Issuer agrees that is solely responsible for all costs and commissions associated with the Offering unless expressly waived, in writing, by an authorized executive representative of CB;

4. Funding Portal Status; Onboarding; Due Diligence. CB shall maintain its status as a Funding Portal (as such term is defined in section 3(a)(80) of the Exchange Act) registered with the SEC and a member of the Financial Industry Regulatory Authority ("*FINRA*") and shall inform Issuer if this status changes before or during the Offering. Issuer understands and acknowledges that CB, as a FINRA-registered Funding Portal, has an obligation (pursuant to Rule 301(c) of Regulation Crowdfunding) to deny access to its platform when (and to promptly remove from its platform if it later learns or determines that) (a) any Issuer or affiliated Person is disqualified under Reg CF Rule 503 or (b) it has a reasonable basis for believing that Issuer or the Offering presents the potential for fraud or otherwise raises concerns about Investor protection. Issuer agrees to comply with any and all requests for information from CB to help CB meet these or any other regulatory obligations. The following Persons (whether natural or entity), will (i) provide copies of their government-issued identification cards or certificates of good standing (as applicable) and (ii) consent to background checks conducted by CB and/or third party vendors: (A) Persons who are the beneficial owners of twenty-percent (20%) or more of Issuer, personally or through a controlled entity, ("Owners"); (B) duly appointed officers of Issuer ("Officers"); and (C) duly appointed managers and directors of Issuer ("Directors," collectively with Owners and Officers, "Covered Persons")). Issuer consents to any such Covered Persons being searched through CB's background check provider. Issuer understands and agrees that any Covered Person's failure to pass the background check, as determined by CB or the Escrow Agent respectively in their absolute discretion, will result in the Termination of this Agreement. CB reserves the right to extend the provisions of this Section to other Persons (making each such Person a Covered Person), at CB's sole discretion, whom CB deems relevant to ensuring compliance with Reg CF Rule 301, and such Persons' compliance with this provision is explicitly required to meet its terms.

5. Rights and Responsibilities of CB. Issuer agrees that it must meet all suitability requirements under Reg CF and CB's internal policies, as dictated by CB's confidential and proprietary internal *written supervisory procedures*, published policies on the Portal, and other applicable regulations (collectively, the "*CB Policies*"), in order to complete a Successful Offering. CB reserves the right to accept, reject, or withdraw any Offering or any investment commitment made by an Investor if CB, in its sole discretion, determines such action (a) is in the best interests of the general public or of one or more Investors, (b) is required by applicable law or CB Policies, or (c) is reasonably appropriate to protect CB's reputation. CB, in consultation with the Escrow Agent, reserves the right to accept or reject any method of payment for Securities in the Offering. Issuer agrees that, regardless of the success or failure of the Offering, Issuer will use commercially reasonable efforts to assist CB in meeting any obligations related to the Offering and this Agreement under applicable law. Further, CB reserves the right to reject any request for collaboration with a third-party agent engaged by Issuer if CB deems, in its sole discretion, that it is in the best interest of the Portal or Investors to do so.

6. Agency. Issuer hereby appoints CB, and its Associated Persons, as defined in FINRA Rule 1011, as its agent, to act for Issuer and in Issuer's name, place and stead, with full power of substitution, and for its use and benefit, to prepare, and to sign, acknowledge, swear to, deliver, file or record, at the appropriate offices, regulatory agencies or other bodies, any and all documents, forms, certificates, and instruments as may be deemed necessary or desirable by CB to carry out fully the provisions of this Agreement and Reg CF in accordance with their terms, which agency shall survive the dissolution of Issuer. This appointment shall be irrevocable. CB disclaims, and Issuer agrees that CB shall not incur any liability or be deemed a fiduciary as a result of such appointment and any actions arising therefrom.

7. Limited Exclusivity. From the Effective Date until the earlier (i) of the close of a Successful Offering or (ii) the Termination of this Agreement and the payment of all Offering Fees due to CB, Issuer agrees to

not enter into any agreement to offer or sell the Securities, or other securities of Issuer or any Affiliate of Issuer, on a funding-portal or through a broker-dealer conducting transactions under section 4(a)(6) of the Securities Act.

8. Obligations of the Issuer. Issuer is solely responsible for the completeness and accuracy of the information about its business and the Offering as (i) provided to CB while preparing for the Offering, (ii) submitted to the U.S. Securities and Exchange Commission ("**SEC**") on Form C ("**Form C**"), and (iii) presented to the public through the Portal or other mediums of communication. Issuer shall exercise commercially reasonable efforts to conduct the Offering on the Portal, including meeting all necessary legal, accounting, and securities filing requirements to do so, as reasonably determined by CB. Issuer agrees and acknowledges that it will provide information related to itself and the Offering ("Issuer Information") through both the Portal and Form C filed with the SEC (to be displayed on the Portal). Issuer agrees that Issuer Information will not contain any Material misstatements or omissions, and that Issuer will immediately correct any errors it identifies in previously provided Issuer Information by providing written Notice to the Portal. Issuer agrees that at all times during the Offering, Issuer, with the guidance of such Issuer's independent counsel, will take affirmative steps to make timely updates to the Form C should any Material Issuer Information provided to CB or on Form C prove untrue or in need of qualification or correction. If Issuer has "tested-the-waters" pursuant to Securities Act Rule 241 or Reg CF Rule 206, independently or through the Portal, within thirty (30) days prior to the Effective Date of this Agreement, such communications shall be considered Issuer Information for the purpose of this Agreement to the extent such communications were made in writing. CB will have sole discretion as to how the Securities and Issuer are classified on the Portal.

9. Setting Offering Terms. Issuer understands that it is responsible for setting all material terms of the Offering, including but not limited to, the forms of consideration to be accepted, the Target Offering Amount, which Issuer must reach by the Closing Date, the Maximum Offering Amount, the jurisdictions in which the Offering will solicit and accept investment commitments, and the terms of the securities issued during the Offering, as disclosed on Form C filed with the SEC in consultation with CB.

10. Portal Access; Intellectual Property. Issuer agrees that it has limited permissions to use or access the Portal pursuant to the services provided under this Agreement, and that Issuer does not have the right to access the Portal for reasons unrelated to the Offering nor the right to use any of CB's trademarks, trade-dress, copyrighted material, or other intellectual property without CB's written consent, which may be withheld in CB's sole discretion. Issuer may not state the Offering constitutes an endorsement by and/or partnership with CB under any circumstances.

Issuer agrees to grant Portal a nonexclusive, non-transferable, royalty-free, worldwide license to use Issuer's logos, trademarks, or other intellectual property as provided by Issuer in connection with the Offering and to communicate truthful descriptions of the Offering in connection with advertising for CB.

11. State Regulatory Compliance. Issuer is solely responsible for determining whether there are any necessary state regulatory filings to be made in connection with its offering and, if applicable, making such filings in a timely manner.

12. Advertising Compliance. Issuer agrees that each and every one of its Covered Persons, employees, related Persons, and agents will follow all rules related to advertising the Offering, as provided by the SEC, FINRA, and in any guidance provided by or on the Portal.

13. Portal Comments. Issuer agrees to make commercially reasonable efforts to respond to comments left for Issuer on the Portal in a timely manner (for the avoidance of doubt, such responses shall be Issuer Information for purposes of this Agreement and must be accurate and complete in all Material respects). Issuer agrees that CB will be the sole adjudicator of any comments left on the Offering-page that may be considered (I) spam, (II) fraudulent, or (III) disruptive to the Offering, such adjudication to be carried out pursuant to the CB Policies.

14. Oversubscription. Issuer agrees that it will follow the procedure laid out in Issuer's most recently filed Form C when determining which Investors will receive an allocation in the Offering in the event the Offering is oversubscribed. Issuer agrees that any Investor that fails to (a) verify their identity, (b) confirm their contact information or (c) fund their investment commitment, when prompted, for fifteen (15) calendar days or more will have their investment commitment rejected pursuant to the CB Policies. Issuer understands that an Offering must be open and accepting investment commitments for a minimum of twenty-one (21) calendar days pursuant to Reg CF Rule 304. If Issuer ends the Offering early, pursuant to Reg CF Rule 304(b), that earlier closing date shall supersede the Closing Date.

15. Payment and Escrow Services. Issuer agrees to (i) use the qualified Escrow Agent selected by CB, by entering into an escrow services agreement; (ii) pay the Escrow Fees; (iii) establish an Escrow Account with such Escrow Agent, and such Escrow Account shall be the sole means of collecting monies contributed by Investors subscribing to the Offering ("***Proceeds***"), and (iv) and enter into any other payment servicing agreements necessary to facilitate the Offering as mutually agreed to by the Parties. Issuer acknowledges and agrees that CB and its Affiliates make no representations and cannot provide guarantees regarding the performance of the Escrow Agent

16. Offering Outcome and Financial Obligations. Upon a Successful Offering, Issuer will promptly satisfy, out of the Proceeds held in the Escrow Account, (a) the CB Commissions and (a) Offering Fees due to CB. In the event Issuer is unable to meet the conditions for a Successful Offering, for whatever reason, including CB exercising its Termination rights under this Agreement, in which case the Offering shall be withdrawn ("Withdrawn Offering"), or the Offering's expiration without meeting the Target Offering Amount ("Unsuccessful Offering"), Issuer agrees to promptly pay all applicable Offering Fees, but shall not be liable to pay the CB Commission. Issuer acknowledges and agrees that, in conformance with Reg CF, CB is solely authorized and solely responsible for providing instructions to the Escrow Agent for the distribution of Proceeds held in the Escrow Account (including with respect to any fees payable from the Proceeds).

17. Distribution of Proceeds. In the event of a Successful Offering, CB will use commercially reasonable efforts to direct the Escrow Agent to send Issuer all Proceeds due to it in a timely manner, less the amounts due to CB. CB will use commercially reasonable efforts to provide Issuer a list of Investors and a full accounting of the Successful Offering within ninety (90) calendar days of the Closing Date or Extended Closing Date. In the event the Escrow Agent causes any delay in CB's aforementioned duties under this Section, Issuer will have no recourse against CB.

18. Transfer Agent. Issuer agrees that upon a Successful Closing, Issuer will (A) engage a Transfer Agent for all securities issued by Issuer, and retain the same for at least one (1) calendar year (B) provide evidence to CB that Issuer already retains a Transfer Agent, or (C) provide evidence to CB that Issuer or their counsel have means to properly track the Securities sold and are otherwise exempt from the requirement to retain a Transfer Agent. Issuer further agrees that CB, in its sole discretion, may withhold Investors' personal identifying information from Issuer. Issuer agrees to restrict transfer of the Securities, and any Securities

derived from such Securities, in accordance with applicable state, federal, and foreign law including Reg CF Rule 501 (methods to restrict improper transfer may include the application of legends, instructions to any relevant Transfer Agent, technological restrictions on transfers, and other means). CB makes no representations or warranties with regard to any Transfer Agent.

19. Post-Offering Obligations. Once a Successful Offering is concluded and the Securities have been issued, CB shall have no obligation or liability with respect to the management, disposal, or any other aspect of the Securities. Issuer agrees that upon a Successful Closing: (a) Issuer will make timely Form C-AR filings pursuant to Reg CF, (b) post quarterly updates to their Offering page on the Portal for at least one (1) calendar year, and (c) will continue to provide bi-annual updates thereafter (either by posting or by direct communication to the Securities holders, as Issuer may determine) until the term of the Securities issued by Issuer in the Offering expires or Issuer dissolves.

20. Unsuccessful Offering Fees. Within fifteen (15) calendar days of a Withdrawn Offering or an Unsuccessful Offering, CB will use commercially reasonable efforts to provide Issuer with an accounting of all Escrow Agent Fees and Offering Fees due CB, which shall be payable by Issuer within seven (7) calendar days upon receipt of such accounting (together "***Unsuccessful Offering Fees***"). Issuer agrees that upon a Withdrawn Offering or an Unsuccessful Offering, the Unsuccessful Offering Fees shall be considered an advance by CB to Issuer.

21. Representations and Warranties. The parties represent and warrant as follows:

(a) Issuer represents that it is (i) not required to file reports pursuant to section 13 or section 15(d) of the Exchange Act, (ii) not an investment company as defined in section 3 of the Investment Company Act, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Reg CF, (iv) not barred from selling securities under §4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (v) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vi) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia. In the event Issuer wishes to avail itself of Reg CF Rule 201(b) and has previously sold securities in reliance on section 4(a)(6) of the Securities Act, Issuer represents it has complied with the requirements in section 4A(b) of the Securities Act and the related requirements of Reg CF.

(b) Issuer represents that by entering into this Agreement it is not breaching any agreement with any third party or their beneficiary.

(c) Issuer further represents that it has been and will be wholly truthful, in all respects, to CB and any of CB's agents in their interactions, including, without limitations, written and oral communications and documentation relating to Issuer including, without limitation, communications and documentation related to the Portal's due diligence process.

(d) Each Party represents that it is duly incorporated, formed, or organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation, formation, or organization.

(e) Each Party represents and warrants to the other that the execution and delivery of the Agreement and the performance of such Party's obligations hereunder have been duly authorized and that the Agreement is a valid and legal agreement binding on such party and enforceable in accordance with

its terms subject to applicable bankruptcy, insolvency, moratorium, or other similar laws affecting the rights of creditors generally and the application of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

22. Limitation of Liability; Indemnification. In the event that CB or any of its Affiliates becomes involved in any capacity in any action, proceeding, or investigation brought by or against any Person, including equity holders of Issuer, in connection with or as a result of the engagement pursuant to this Agreement, Issuer upon request by CB will reimburse CB, their respective officers, directors and associated Persons (the "CB Parties") for their reasonable legal and other expenses (including the reasonable cost of any investigation and preparation) incurred in connection therewith; provided, however, that if it is found in any such action, proceeding or investigation that any loss, claim, damage, liability or expense (each a "Loss") of a CB Party has resulted from the willful misconduct or gross negligence of such CB Party in performing the services that are subject to this Agreement, such CB Party will immediately repay such portion of the reimbursed amounts that is attributable to expenses incurred in relation to the act or omission of such CB Party. Issuer will defend, indemnify and hold the CB Parties or another Person entitled to indemnification under this Section 22 (an "Indemnified Party"), and their respective permitted assigns if assigned pursuant to this Agreement, harmless against any and all Losses to any Person, in connection with or as a result of the engagement pursuant to this Agreement and without regard to the exclusive or contributory negligence of any CB Party, except to the extent that any such Loss results from the willful misconduct or gross negligence of a CB Party in performing the services that are the subject of this Agreement. If for any reason the foregoing indemnification is unavailable to the CB Parties or insufficient to hold them harmless, then Issuer will contribute to the amount paid or payable by the CB Parties as a result of such Loss in such proportion as is appropriate to reflect the relative economic interest of Issuer and its equity holders, on the one hand, and the CB Parties, on the other hand, in the matters contemplated by this Agreement as well as the relative fault of Issuer and the CB Parties with respect to such Loss and any other relevant equitable considerations. Issuer also agrees that neither the CB Parties nor any of their respective Affiliates, partners, directors, agents, employees, or controlling Persons will have any liability based on its or their exclusive or contributory negligence or otherwise to Issuer or any Person asserting claims on behalf of or in right of Issuer in connection with or as a result of any matter referred to in this Agreement or the engagement contemplated thereby except to the extent that a court of competent jurisdiction determines in a final, non-appealable verdict that any Losses or expenses incurred by Issuer result from the willful misconduct or gross negligence of an Indemnified Party in performing the services that are subject of this Agreement.

The reimbursement, indemnity, and contribution obligations of Issuer under this Section 22 will be in addition to any liability that Issuer may otherwise have, will extend upon the same terms and conditions to any Affiliate of the CB Parties and the partners, directors, agents, employees and controlling Persons (if any), as the case may be, of the CB Parties and any such Affiliate, and will be binding upon and inure to the benefit of any successors, permitted assigns, heirs and personal representatives of Issuer, the CB Parties, and any such Affiliate of any such Person. Promptly after receipt by an Indemnified Party of Notice of the occurrence of any claim or the commencement of any action or proceeding brought by a third party in respect of which indemnity may be sought against Issuer, such Indemnified Party will notify Issuer in writing of the occurrence or commencement thereof, and Issuer shall immediately assume the full defense thereof (including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and expenses of such counsel). Notwithstanding the preceding sentence, the Indemnified Party will be entitled to employ its own counsel in such circumstance if (a) the Indemnified Party is advised by counsel that a conflict of interest exists which makes representation by counsel chosen

by Issuer not advisable, (b) Issuer fails to assume such defense in a timely manner or (c) Issuer has consented to the use of separate counsel. In such event, the reasonable fees and disbursements of such counsel retained by the Indemnified Party will be paid by Issuer. Issuer shall not, without the prior written consent of CB, which may be withheld in CB's sole and absolute discretion, effect any settlement of any pending or threatened action, suit or proceeding in respect of which an Indemnified Party is or could have been a party and indemnity has or could have been sought hereunder by such Indemnified Party, unless such settlement (i) includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such action, suit or proceeding, (ii) does not include any admission of wrongdoing, fault, failure to act or improper activity of any kind of either CB Party or such Indemnified Party, and (iii) omits any equitable order, judgment, or term that affects, restrains, or interferes with the Indemnified Party's business. The indemnity, contribution and expense reimbursement agreements and obligations set forth herein shall be in addition to any other rights, remedies or indemnification which any Indemnified Party may have or be entitled to at common law or otherwise, and shall remain operative and in full force and effect regardless of any investigation as to any facts or circumstances pertaining to Issuer by or on behalf of any Indemnified Party. Issuer further agrees that the indemnification and expense advance and reimbursement obligations set forth herein shall apply whether or not CB or any other Indemnified Party is a formal party to a proceeding or claim.

23. Disclaimer; Limitation of Liability. While CB will endeavor to ensure the Portal is fully functional and accessible to all Investors at all times, CB relies on third-party service providers and does not assure, represent, or warrant to the quality of service, continuity of service, or "up-time" of the Portal.

NEITHER CB NOR ITS STAKEHOLDERS, MANAGERS, AFFILIATES, EMPLOYEES, OR LICENSORS MAKE ANY REPRESENTATION OR WARRANTY REGARDING RELIABILITY, TIMELINESS, QUALITY, SUITABILITY, AVAILABILITY, OR COMPLETENESS OF THE SERVICES THEREON THE PLATFORM OR PROVIDED THEREBY. CB AND ITS LICENSORS DO NOT REPRESENT OR WARRANT THAT (A) THE USE OF THE PORTAL WILL BE TIMELY, UNINTERRUPTED, ERROR-FREE, OR OPERATE IN COMBINATION WITH ANY OTHER HARDWARE, SOFTWARE, SYSTEM, OR DATA, (B) THE PORTAL WILL MEET THE ISSUER'S OR INVESTORS' REQUIREMENTS OR EXPECTATIONS, (C) ANY STORED DATA WILL BE ACCESSIBLE OR RELIABLE, (D) THE QUALITY OF ANY SERVICES, INFORMATION, OR OTHER MATERIAL THROUGH THE PORTAL WILL MEET THE ISSUER'S OR INVESTORS' REQUIREMENTS OR EXPECTATIONS, (E) ERRORS OR DEFECTS WILL BE CORRECTED, OR (F) THE PORTAL OR THE SERVER(S) THAT MAKE THE PORTAL AVAILABLE ARE FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS. THE PORTAL AND ALL CONTENT IS PROVIDED TO YOU STRICTLY ON AN "AS IS" BASIS. ALL CONDITIONS, REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT ARE HEREBY DISCLAIMED TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW. CB IS NOT RESPONSIBLE FOR ANY DELAYS, DELIVERY FAILURES, OR OTHER DAMAGE RESULTING FROM LIMITATIONS, DELAYS, AND OTHER PROBLEMS INHERENT IN THE USE OF THE INTERNET AND ELECTRONIC COMMUNICATIONS.

IN NO EVENT SHALL CB OR ITS STAKEHOLDERS, MANAGERS, AFFILIATES, EMPLOYEES, OR LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, CONSEQUENTIAL OR INCIDENTAL LOSS OR EXEMPLARY OR OTHER DAMAGES RELATED TO THIS AGREEMENT, WHETHER

DIRECT OR INDIRECT. NEITHER CB NOR ITS STAKEHOLDERS, MANAGERS, AFFILIATES, EMPLOYEES, OR LICENSORS SHALL BE LIABLE FOR, AND ISSUER SPECIFICALLY WAIVES ANY CAUSE OF ACTION RELATED TO, (I) LOSS OF DATA, (II) LOSS OF INCOME, (III) LOSS OF OPPORTUNITY, (IV) LOST PROFITS, AND (V) COSTS OF RECOVERY OR ANY OTHER DAMAGES, HOWEVER CAUSED AND BASED ON ANY THEORY OF LIABILITY, AND INCLUDING, BUT NOT LIMITED TO, BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STATUTE, OR THE BREACH OF ANY TERM, COVENANT, REPRESENTATION, WARRANTY OR OBLIGATION CONTAINED HEREIN OR OTHERWISE, AND WHETHER OR NOT CB HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE CB PARTIES' LIABILITY TO ISSUER OR ANY THIRD PARTY SHALL BE LIMITED TO CB'S COMMISSIONS.

24. Default. Breach of this Agreement by either Party ("Default") shall entitle the other Party to give to the Party in default Notice specifying the nature of the Default and requiring it to cure such Default. If such Default is not cured within five (5) days after the receipt of such Notice (or, if such Default cannot be cured within such five (5) day period), the notifying Party shall be entitled, without prejudice to any other rights conferred on it by this Agreement, and in addition to any other remedies available to it by law or in equity, to terminate this Agreement by giving written Notice to take effect immediately after such Notice. The right of either Party to terminate this Agreement shall not be affected in any way by its waiver or failure to take action with respect to any previous Default.

25. Termination. This Agreement may be terminated in any of the following ways:

(a) CB provides Notice of Termination pursuant to Section 5;

(b) Issuer, or any of its Covered Persons fails to pass a background check;

(c) Issuer provides a Notice of Termination to CB before commencing an Offering pursuant to the terms herein;

(d) Issuer files Form C-W and expects a Withdrawn Offering;

(e) Issuer experiences an Unsuccessful Offering;

(f) Either party provides Notice of Termination for uncured Default pursuant to Section 21.

For the avoidance of doubt, if CB withdraws from this Agreement while the Offering is accepting investment commitments (or payments for investment commitments if the Closing Date has passed but the Proceeds have not been disbursed), Issuer and its Officers and Directors who were signatories to the Form C agree to immediately file Form C-W withdrawing such Offering. Notwithstanding the foregoing, Termination shall not release Issuer from its obligation to pay Offering Fees or any other outstanding expenses to CB. Sections 18, 18, 19, 10, 6, 22, 27, 29, and 23 shall survive Termination.

26. Notice. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by e-mail, overnight delivery, or registered or certified mail with return receipt requested. Notice shall be effective: (a) if personally delivered, when delivered; (b) if by e-mail, on the day of transmission thereof; (c) if by overnight delivery, the day after delivery thereof

to a reputable overnight courier service, delivery charges prepaid; and (d) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid. Notices shall be addressed as follows:

If to CB: Community Bond, LLC
Attn: Kenneth Brenneman
1972 W 2550 S, Suite D
West Haven, Utah 84401
kenneth@mainstreetbond.com

If to Issuer: Gameday_____

12105 Waterfront Dr_____

Los Angeles CA 90094_____

_____

_____

27. Confidentiality. The Parties hereby agree that during the term, the contents of this Agreement, all communications resulting from it, all documents exchanged between the Parties (excluding those publicly filed the SEC or otherwise made public in connection with the Offering), and any data regarding Investors who participated in the Offering are strictly confidential and that Issuer shall not disclose its contents to any third party (except to Issuer's employees, accountants, attorneys, or other agents who are subject to the duty of confidentiality with respect to such information) without written consent of CB, *provided that* Issuer shall be free to disclose the fees due and payable in connection with the Offering to its Investors therein. Each Party further agrees as to itself that it is solely responsible for ensuring that all of its employees, independent contractors, vendors, and associates are informed of and maintain this confidentiality provision. Notwithstanding the foregoing provisions, a Party may disclose such information if it is legally required by any government or judicial authority, but, if possible, shall first provide Notice to the non-disclosing Party so that such Party has the opportunity to seek a protective order.

28. Governing Law. This Agreement shall be governed, construed, and enforced in accordance with the laws of the United States and the State of Utah, without regard to its conflict of laws rules.

29. Dispute Resolution. If a dispute arises out of or relates to this agreement, or the breach thereof, and if the dispute cannot be settled through negotiation, the parties agree first to try in good faith to settle the dispute by confidential mediation administered by the American Arbitration Association under its Commercial Mediation Procedures, and after no fewer than three (3) failed mediations, may resort to confidential arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules unless such rules are superseded by the rules of FINRA dispute resolution. There shall be one (1) arbitrator. The place of arbitration shall be Weber County, Utah. The Parties each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waive any right they may have to object to either the method or jurisdiction for such claim or dispute. In the event of any dispute among the Parties, the prevailing Party shall be entitled to recover damages plus reasonable costs and attorney's fees, and the decision of the arbitrator shall be final, binding, and enforceable in any court of competent jurisdiction.

30. Relationship of the Parties. Nothing in this Agreement will create any partnership, joint venture, agency, franchise, sales representative, or employment relationship between the parties. No party will have authority to make or accept any offers or representations on behalf of the other Party except as otherwise expressly provided herein this Agreement. This Agreement has been and is made solely for the benefit of Issuer and CB and their respective successors and assigns. Nothing contained in this Agreement will confer any rights upon, nor will this Agreement be construed to create any rights in, any Person who is not party to such Agreement. CB shall not be considered to be the agent of Issuer for any purpose whatsoever other than as described herein and in other binding written agreements. CB is not granted any right or authority to assume or create any obligation or liability, express or implied, on Issuer's behalf or to bind Issuer in any manner whatsoever other than as described herein. Issuer acknowledges that CB has not provided accounting, tax, or legal advice and hereby acknowledges that Issuer has been advised to seek its own advisors with respect to such topics.

31. Assignment. Neither Party may assign their rights and obligations under this Agreement without the prior written consent of the other Party except that CB may unilaterally assign its rights and obligations to a parent or wholly-owned subsidiary provided that such entity maintains its status as a registered funding portal. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the respective Parties.

32. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns.

33. Cumulative Obligations. Each party's obligations hereunder are in addition to, and not exclusive of, any and all of its other obligations and duties to the other party, whether express or implied, in fact or in law.

34. Non-Waiver. Any failure by either Party to enforce the other Party's strict performance of any provision of this Agreement shall not constitute a waiver of its right to subsequently enforce such provision or any other provision of this Agreement.

35. Entire Agreement. This Agreement, including the preambles and recitals, which are incorporated by reference as if fully set forth herein, constitutes the entire Agreement between the parties with regard to the subject matter hereof and supersedes any prior understanding or representation of any kind preceding the date this Agreement was entered into. There are no other promises, conditions, understandings, or other agreements, whether oral or written, relating to the subject matter of this Agreement. Materials posted by CB on the Portal shall constitute CB Policies, but in no way as an additional representation or warranty of CB.

36. Amendment. Any term of this Agreement may be amended or waived only with the written consent of both Parties, provided that CB may unilaterally amend this Agreement pursuant to guidance provided by the SEC, FINRA, or other securities regulators with competent jurisdiction over the Parties. CB will provide Issuer with prompt Notice of any such unilateral amendments and a copy of the guidance it was amended pursuant to.

37. Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this

Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

38. Construction. The title and headings used in this Agreement are for convenience only and shall not be deemed to be a part of this Agreement for purposes of construction. Unless the context requires otherwise, words denoting the singular may be construed as plural and vice versa. Words of one gender may be construed as denoting another gender or no gender as is appropriate within such context. The word "or" when used in a list of more than two items may function as both a conjunction and a disjunction if the context permits. The terms "shall" and "will" are intended as synonymous, interchangeable terms of obligation unless context clearly dictates otherwise. The Parties have had full opportunity to negotiate the terms of this Agreement, and neither Party intends that this Agreement be construed for or against either Party because of that Party's role in drafting this Agreement.

39. Advice of Counsel. Each Party acknowledges and represents that, in completing this Agreement, it has had the opportunity to seek advice as to its legal rights from legal counsel and that the person signing on its behalf has read and understood all of the terms and provisions of this Agreement.

40. Counterpart Execution. This Agreement may be executed electronically, and in any number of counterparts, each of which shall be deemed an original and of which shall constitute one and the same Agreement.

Funding Portal:

Name (Print): Kenneth Brenneman

Community Bond, LLC

Title:CEO

Signature: DocuSigned by: Kenneth Brenneman 81AD8584A104424...



Issuing Company:

Name (Print):Daniel Baldwin

Company: Gameday Inc,

Title:CEO

Signature DocuSigned by: Daniel Baldwin 69DE90D45F7346A...



<u>EXHIBIT I TO FORM C</u>

<u>ESCROW AGREEMENT WITH COMMUNITY BOND, LLC AND NORTH CAPITAL PRIVATE SECURITIES CORPORATION</u>

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